04031871

ARS

P.E.
12-31-03

RECEIVED
JUN 04 2004
MAIL PROCESSING SECTION

Voice Mobility International Inc.

Annual Report 2003

Voice Mobility

PROCESSED
JUN 08 2004
THOMSON
FINANCIAL

Voice Mobility International Inc. produces carrier grade enhanced messaging software that replaces legacy voicemail systems and provides enhanced messaging functionality—all on the same platform.

Using our software, telecommunications providers can lower operating and capital costs without disrupting current revenue streams, and achieve incremental revenue growth by providing both new and enhanced service offerings that complement their current marketing mix.

Contents

Letter to our Shareholders

Message from the Chairman and Chief Executive Officer

Voice Mobility has used the past year to solidify channel partnerships, seed the market and continue product development. We are very proud of our achievements: we have maintained our focus on meeting the needs of our partners, investors, and employees, with the ultimate goal of providing the telecom market with a world-class messaging solution.

We have cleverly changed the rules of the game in the voicemail and enhanced messaging markets by introducing a disruptive business model that far exceeds our closest competitors' approach to the market. We emulate existing voicemail products and provide enhanced features for one of the lowest prices on the market. Our value proposition leverages advancements in technology and standards to provide a feature rich product.

It has been a year of solidifying and defining our relationships with our partners in preparation for the introduction of our messaging services to the carrier market. For example, last year our relationship with Avaya Inc. progressed from a channel relationship to a full OEM relationship, allowing Avaya to brand our software and provide market and product direction to Voice Mobility.

This is a natural partnership. Voice Mobility benefits from Avaya's brand, experience and sales channels while Avaya benefits from Voice Mobility's focus on developing a world-class technology for this market opportunity. Together we are in a position to address the market in an aggressive and complete fashion.

The existing market opportunity is compelling, with an estimated 350 million mailboxes in North America alone.

Once we achieve our primary target, traction in the North American market, we will roll out to the EMEA (Europe, Middle East and Africa) and to CALA (Caribbean and Latin America) markets. Opportunity exists in the market today. Voice Mobility and its partners have positioned ourselves to achieve significant market share.

The next steps lay before us. We have executed our critical success factors, including:

- Channel and OEM partnerships
- Product development and positioning
- Disruptive price and business models
- World-class technology and software
- Key resources in Sales, Marketing, Operations, and Support

Voice Mobility has never been in a better position. We thank our shareholders who have weathered the technology downturn with us and believed in the Voice Mobility vision. We deeply appreciate your support for our efforts.

Don Calder,
Chairman of the Board

Randy Buchamer,
Chief Executive Officer and Director

Looking Ahead

Poised to Achieve Significant Market Share

Voice Mobility was among the first companies to identify the market potential presented by enhanced messaging. After a strong start, we faced some challenging years, along with the rest of the high tech industry.

We survived those years by attracting strong leadership, retaining key talent, reducing costs, improving our organizational effectiveness and constantly fine-tuning our market strategy. All the while, we continued to focus on our core strength—enhanced messaging software—and on the needs of our market.

2004 Telecom Market: Change is Good

While the telecom industry has undergone significant change and turmoil since Voice Mobility was established in 1997, it retains an atmosphere of excitement and promise. Recent challenges have created opportunities: all signs indicate that those who weathered the storm have a unique opportunity to benefit from the anticipated turnaround in the telecom sector.

Most North American telecom operators began investing in voice messaging infrastructure in the mid-eighties, but have done little to advance the capability of that equipment base.

The voicemail infrastructure implemented over the past 15-20 years is now reaching end of life. These aging voicemail systems are capital intensive, expensive to operate and unable to provide the new enhanced messaging features that subscribers are demanding.

Voice Mobility is focused on one primary adopter of our enhanced messaging software: telecommunication companies that require new technology to replace their legacy voicemail systems.

The voicemail market opportunity is huge. An estimated 350 million mailboxes exist in North America. Of these mailboxes, 80% are owned and operated by the telecom carriers—our target market.

This market appears poised to spend the money to upgrade their infrastructure, starting in 2004, with growth expected at a 9.2% compound annual rate until 2007. The Telecommunications Industry Association estimates US telecom industry spending will grow from the $720.5 billion that was spent in 2003 to $1 trillion in 2007. (source: *2004 Telecommunications Market Review and Forecast*)

Enhanced Messaging Solution: Improving Service, Reducing Costs

To ensure that our enhanced messaging product meets the needs of our market, Voice Mobility has sought input from our system integrator and tier 1 carrier partners and created a highly available, scalable and open product designed to meet the telecom industry's current challenges and future demands.

Voice Mobility has invested more than CDN$36 million to develop a world-class enhanced messaging product capable of replacing aging voicemail systems, drastically reducing carrier costs and providing opportunities for incremental revenue increases. All of these benefits can be achieved on one platform that integrates with the carriers' current infrastructure.

Our enhanced messaging solution provides an affordable answer to a wide variety of infrastructure, product and service related problems and an effective method of increasing revenues. Our customers can offer a variety of messaging options, from basic voicemail to full-featured unified communications and:

- Replace existing voicemail platforms
- Migrate existing voicemail populations to the new platform
- Increase revenues from existing voicemail subscribers by adding enhanced messaging features
- Decrease their total cost of ownership
- Achieve a strong return on investment
- Maximize network usage via real-time communications
- Achieve a competitive and technological advantage

Once our enhanced messaging platform has assumed the functions of their legacy voicemail systems, telcos are positioned to offer new services and benefit from the upswing in demand for enhanced messaging services that has been predicted by analysts.

Voice Mobility Technology: Building a Better System

Voice Mobility's enhanced messaging solution combines our enhanced messaging software suite with a specified configuration of recommended hardware. Our innovative software works in conjunction with open architecture, industry standard protocols and off the shelf hardware to emulate current subscriber features. It also offers significant efficiencies, such as scalability and availability, that *result in one of the lowest prices per subscriber in the market.*

The enhanced messaging platform supports tens of millions of subscribers over multiple geographic regions and can provide a variety of features and languages to match existing services provided by multiple, disparate legacy systems.

Voice Mobility's enhanced messaging software enables tier 1 carriers to replace aging voicemail systems with a highly available and massively scalable platform. Open architecture and industry standard protocols allow Voice Mobility's enhanced messaging platform to be integrated into existing wireless and wireline infrastructure.

Availability

With no single point of failure, our highly available enhanced messaging platform meets industry demands of 5-9s availability. Service providers ensure availability by monitoring components and services using our robust alarming and alerting and predictive fault reporting capabilities.

Customization

Industry standard protocols and open architecture combined with careful design facilitate interoperation with other applications through custom interfaces into the product (i.e. speech portals), product branding to match corporate style, and customized telephone prompts to enhance carriers' ability to reach subscribers.

Features

With its wide range of customizable features, the solution mimics existing services for current users and provides cutting-edge enhanced messaging services—all on the same platform. In addition to basic voicemail, the solution provides enhanced unified communications services and access to voice and fax messages via the PSTN and the internet.

With our easy-to-use administrative interface, users can be seamlessly upgraded to new features—either individually or as part of a new bundle. In addition to the wide variety of features available, multiple language support and open standards make the platform ideal for global deployments.

Dual-Use
Multiple features allow the solution to perform as a first-generation voicemail and messaging platform or to seamlessly take over the functions of an aging voicemail system.

Multi-Component
Our platform uses multiple components to provide its various services. As a result, carriers' equipment requirements depend on the services they choose to provide. By adding and/or removing components, they can allocate equipment and resource investments where they will provide the highest return.

Scalability
Our enhanced messaging solution is optimized to efficiently handle database and file storage bottlenecks using commercial off the shelf hardware. Rigorous testing has proven our architecture scales to handle tens of millions of subscribers, while meeting strict performance requirements for user experiences.

Not surprisingly, this flexible carrier-grade product was developed in concert with our customers and partners—service providers, systems integrators and OEM distributors facing the challenges of maintaining current subscriber bases, minimizing costs and increasing revenues. We recognize the challenges faced by the telecommunications industry and have developed a unique solution that provides opportunities for cost containment and real revenue growth.

Voice Mobility's Price Advantage
Other companies share Voice Mobility's interest in the residential voicemail replacement and unified communications market. Our competitors also build voicemail and enhanced messaging systems to meet the high capacity and high resiliency needs of the carrier market; however, we have approached the market differently and that difference is our advantage.

While building a world-class carrier grade product that emulates all of the features of the voicemail systems in service today, Voice Mobility has invested considerable time and effort to incorporate attractive enhanced messaging features into the product. The result is a massively scalable, open standards software that can emulate existing voicemail systems, provide immediate cost savings and provide new next generation services to new and existing customers.

Voice Mobility's enhanced messaging platform exceeds our competitors' products in its ability to emulate existing systems' features, its scalability and, our major advantage, its price.

Because we can demonstrate how our enhanced messaging platform will significantly increase telecommunication providers' revenues and reduce their costs—now and in the future— Voice Mobility is poised to lead the voicemail replacement and enhanced messaging market as the telecom industry replaces its outdated equipment.

Strategic Partnerships: Maximizing Value

Regardless of how well our product meets their needs, carriers want a demonstrated longevity in the market as proof of expertise and ability to deliver. Voice Mobility understands this desire and, as a relatively new company, we recognize the need to prove ourselves. However, substantiating our qualifications and out-performing our competitors is not enough for the staid and conservative telecommunications sector.

Last year, in recognition that our target market requires the confidence that comes with longevity and global focus, we fine-tuned our market strategy to include strategic partnerships with system integrator partners who provide our market with the confidence to take advantage of our product's excellent performance and best in class price-point.

Avaya Inc.: Managed Services and OEM Agreements

In September 2003, Voice Mobility announced a relationship with Avaya that permits the distribution of our enhanced messaging software suite globally as part of their managed services portfolio.

Avaya was a natural choice for Voice Mobility, given their long and successful history at the forefront of the telecommunications industry—as developers, producers and managers of telecommunications-related products and services. Avaya Inc. designs, builds and manages communications networks for more than 1 million businesses worldwide, including 90 percent of the FORTUNE 500®. Focused on businesses large to small, Avaya is a world leader in secure and reliable Internet Protocol (IP) telephony systems and communications software applications and services. Driving the convergence of voice and data communications with business applications—and distinguished by comprehensive worldwide services—Avaya helps customers leverage existing and new networks to achieve superior business results.

Our relationship evolved in December 2003, with an amendment to our original agreement that permits Avaya to include our enhanced messaging platform in Avaya branded offerings and allows Avaya to suggest modifications to Voice Mobility's core products. Voice Mobility may, at our option, either develop these products exclusively for Avaya or commercialize them as part of our own product offering.

By bundling our enhanced messaging software with their other products and services, Avaya can tailor their voicemail replacement solutions to meet their customers' needs. The cost savings and revenue increases associated with our enhanced messaging platform make it a natural fit for both Avaya and its customers.

This OEM agreement allows Avaya to capitalize on our enhanced messaging platform's low price per subscriber, while leveraging their own alliances to provide the hardware on which the enhanced messaging software will run.

Win—Win

Avaya has recognized the value inherent in Voice Mobility's enhanced messaging platform and sees its potential for addressing the telecom market's need to rebuild its messaging infrastructure. Voice Mobility, on the other hand, benefits from Avaya's longtime experience in the market, strong brand identification, global sales and distribution channels, and from Avaya's ability to wrap our product into their other products and managed services. Our emerging company retains its ability to focus on its core strengths, while benefiting from Avaya's established relationships with key telecom decision makers and its global sales and marketing influence.

Growing Market Share

With flexibility, drive, smart decisions, and software excellence, Voice Mobility endures—long after many of our early competitors failed. Our partnership with Avaya, which coincides with the uptake in the telecommunications industry, signals the next phase of our market strategy and accelerates the momentum that has helped our company overcome the challenges of the recent economic downturn and continue producing exciting, industry-influencing solutions.

The coming year will see Voice Mobility working closely with Avaya to bring our carrier grade product to market. We anticipate a busy year supporting Avaya's sales efforts and continuing to evolve our enhanced messaging platform to meet the market needs identified by our partners and customers.

We enter 2004 knowing that the potential of our world-class software has been recognized and that our vision has been embraced and promoted by our partners. We are confident that Voice Mobility's strong foundation will support our efforts to penetrate the tier 1 carrier voicemail replacement market.

The above discussion contains forward looking statements that reflect our plans, estimates, and beliefs, and should be read in connection with our annual report on Form 10-K (including the consolidated annual financial statements and the notes thereto) filed with the Securities and Exchange Commission. Our actual results could differ materially from those anticipated in any forward looking statements.

Voice Mobility®

Voice Mobility®

Voice Mobility develops strong global partnerships with our customers to mutually leverage our leading communications software, services and expertise to increase revenues, strengthen brand, and reduce cost.

2003 Financial Review

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview

You should read the following discussion of our financial condition and results of operations together with the consolidated audited financial statements and the notes to consolidated audited financial statements included elsewhere in this filing. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements. You should carefully consider the risks and uncertainties in addition to the other information contained in our annual report on Form 10-K filed with the Securities and Exchange Commission.

We are engaged in the development and sales and marketing of unified voice messaging software through its wholly-owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. Our enhanced messaging software suite allows for legacy voicemail replacement and incremental offerings such as real time call connect, voicemail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium.

During the years ended December 31, 2003, 2002 and 2001, we implemented a restructuring plan in an effort to reduce our expenses and monthly burn rate. The restructuring plan consisted primarily of a reduction in employees in all areas of our operations, a reduction in our office space from 5,000 s.f. to 2,000 s.f. (saving rent of $2,000 (CDN$3,000) per month) by relocating our offices to our new premises in Burnaby, British Columbia, a reduction in the size of our office space in Victoria, British Columbia by subleasing a portion of that space and by a significant reduction in the utilization of consultants.

During the year ended December 31, 2003, we shifted our sales model from a direct sales model to a channel partner model. A channel partner is a party who will purchase our product for resale to telecommunication companies. This fundamentally shifted the way our company was structured. Instead of selling and supporting the customer directly, we will utilize the channel partner to conduct the sales and support activities for our enhanced messaging software. This shift in our structure allowed us to reduce expenses in the areas of support and training. We reduced the number of employees by eight and we reduced expenses across the company after a comprehensive review of our expenditures. This allowed us to stretch the funds we received through equity and debt financing to execute on our business plan.

Below is a table summarizing the percentage change for each of our departments over the past three years.

Percentage Change in Operating Expenses by Department			
Department	**2003**	**2002**	**2001**
Sales and marketing [1]	(39.6)%	(50.7)%	(37.6)%
Research and development [2]	(31.5)%	(77.1)%	70.5%
General and administrative [3]	(33.2)%	(37.7)%	(0.4)%

[1] We have reduced Sales and marketing expenses from $3,588,642 to $665,801 from 2000 to 2003.
[2] We have reduced Research and development expenses from $2,709,048 to $725,456 from 2000 to 2003.
[3] We have reduced General and administrative expenses from $3,639,028 to $1,507,652 from 2000 to 2003.

Results of Operations for the fiscal years ended December 31, 2003 and December 31, 2002

Sales

Sales from the recognition of deferred revenue for the fiscal year ended December 31, 2003 were $57,967 compared to sales of $699,937 for the fiscal year ended December 31, 2002, representing a 92% decrease. The decrease in sales is attributed to the decrease in the volume of goods sold (and not to decreases in price) compared to the same period last year. Sales for the fiscal year ended December 31, 2003 were from recognition of deferred revenue from 2000 and support services. Sales for the fiscal year ended December 31, 2002 included software license sales, recognition of deferred revenue from 2000, mailbox subscriptions, and support services. Sales to two customers comprised 74% of revenue for the fiscal year ended December 31, 2003. Sales to Innovatia Inc., an existing shareholder of our company, and NBTel, both wholly-owned subsidiaries of Aliant Inc., comprised 84% of revenues for the fiscal year ended December 31, 2002. For the fiscal year ended December 31, 2003, we derived 74% of our sales from our Canadian operations (98% for the fiscal year ended December 31, 2002) and 26% from sales from our U.S. operations (2% for the fiscal year ended December 31, 2002).

Of the $641,970 decrease in sales, $586,265 was attributable to sales of our software license to one customer, Aliant Inc. and its subsidiaries, which comprised 84% of revenues for the fiscal year ended December 31, 2002. During the year ended December 31, 2003, we did not make any further sales to Aliant. We shifted our sales approach from direct sales to sales through channel partners. During the year, our focus was to establish and develop a relationship with a channel partner that would provide us with opportunities for sales to Tier I telecommunication companies. We hope that we have established such a relationship with Avaya Inc. We have not generated any sales through channels to date.

Cost of Sales

Cost of sales were $nil and $62,818 for the fiscal years ended December 31, 2003 and 2002 respectively, representing a 100% decrease. We did not record any cost of sales for the fiscal year ended December 31, 2003 as all revenue earned in the year was recognized deferred revenue. Cost of sales for the fiscal year ended December 31, 2002 was comprised of the royalty costs, any applicable selling commissions, language translation costs and amortization of the telephony hardware, software licenses, and installation costs of previous versions of our product at existing customer locations (which used to be sold as a complete product including hardware and software).

The decrease in cost of sales was primarily attributable to a decrease of $44,585 in royalty costs related to sales of our software license to one customer for the fiscal year ended December 31, 2002.

Operating Expenses

Total operating costs for the year ended December 31, 2003 were $2,898,909 compared to $4,419,528 for the previous year. The decrease in total costs of $1,520,619, or 34%, was primarily attributable to the continued implementation of our restructuring plan to conserve cash and to reduce our monthly cash burn rate. The plan resulted in a significant reduction in costs and the reduction in personnel was the primary method used to reduce our operating costs. For the fiscal year ended December 31, 2003, an aggregate of eight employees were laid off which resulted in a net aggregate monthly savings of approximately $50,000. In addition to the layoffs, all employees agreed to a rollback on salaries of between 2.5% to 5% during the year. Approximately $350,000 was attributed to a reduction in the amortization on our property and equipment and approximately $200,000 was attributed to a reduction on the use of professionals. The total cost of the restructuring plan for the fiscal year ended December 31, 2003 was $52,366.

Sales and Marketing

Our sales and marketing costs consists primarily of personnel, advertising, promotions, public relations, trade shows and business development. Total costs were $665,801 and $1,103,112 for the fiscal years ended December 31, 2003 and December 31, 2002 respectively representing a decrease of 40% in sales and marketing costs.

The decrease of $437,311 in sales and marketing expense between the fiscal years ended December 31, 2003 and 2002 is a result of a decrease in sales and marketing personnel, advertising and promotions, travel, consulting fees, and general sales and marketing expenses. The decrease in sales and marketing expenses is a result of our shift from a direct sales model to a channel partner model. This shift will allow us to utilize the brand of our channel partner to access the persons making the purchase decisions at the Tier I telecommunication companies. The shift resulted in the reduction in staff which we employed for sales support and training. From a sales perspective, we believe that this shift will allow for greater revenue potential over time. The primary reason for the decrease in costs is a result of a significant cost reduction plan. We decreased personnel in our sales and marketing department by 3 persons between December 31, 2002 and December 31, 2003.

Research and Development

Our research and development costs were $725,456 and $1,058,643 for the fiscal years ended December 31, 2003 and 2002 respectively, representing a decrease of $333,187 or 31%. Included in these costs are employee stock option compensation cost of $nil and $21,766 for the fiscal years ended December 31, 2003 and 2002 respectively.

The decrease of $311,421 (exclusive of stock based compensation) between the fiscal years ended December 31, 2003 and 2002 is primarily a result of a decrease in research and development personnel, data and voice transmission and related facility costs. The primary reason for the decrease in costs is a result of a significant cost reduction plan. We have decreased personnel in our research and development department by 5 developers between December 31, 2002 and December 31, 2003.

General and Administrative

Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $1,507,562 and $2,257,773 for the fiscal years ended December 31, 2003 and 2002 respectively, representing a decrease of $750,211 or 33% in our general and administrative costs. Included in these costs are stock option compensation cost of $60,062 and $nil for the fiscal years ended December 31, 2003 and 2002 respectively.

The decrease of $810,273 (exclusive of stock based compensation) in general and administrative costs between the fiscal years ended December 31, 2003 and 2002, is primarily a result of a decrease in personnel costs, professional and legal costs.

Interest Income

Interest income was $5 and $7,134 for the fiscal years ended December 31, 2003 and 2002 respectively. For the fiscal year ended December 31, 2003, we earned interest income on cash through term deposits. The decrease in interest income is a result of the decrease in cash and cash equivalents from December 31, 2002 to December 31, 2003.

Interest Expense

Our interest expense was $629,043 and $133,434 for the fiscal years ended December 31, 2003 and 2002 respectively. The increase in interest expense resulted from the increase in the issuance of debt securities for the fiscal year ended December 31, 2003, including the Series A, B, C, D and E promissory notes payable.

Loss on Debt Restructuring

For the fiscal year ended December 31, 2003, we recorded a $241,636 loss on debt restructuring as described more fully in Note 7 to the audited consolidated financial statements.

Income Taxes

At December 31, 2003, we have $5,387,000 United States tax net operating losses that expire in the years 2019 through to 2022. As at December 31, 2003 we have Canadian tax net operating losses of approximately $19,023,000 that will expire in the years 2004 through 2010. Non-capital losses of our Canadian operating subsidiary Voice Mobility Inc., are restricted by Canadian Income Tax law and may not be available entirely for use in future years pursuant to Section 111(4) of the Canadian *Income Tax Act.*

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2003 and 2002 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

Net Loss

Our net loss was $3,711,616 and $3,908,709 for the fiscal years ended December 31, 2003 and 2002 respectively. The primary reason for the decrease in net loss is due to the implementation of our restructuring plan that involved the reduction in personnel between December 2002 to December 2003 of 8 employees and their related costs. Along with the cost reduction plan, we recorded a loss on debt restructuring of $241,636 that took place on September 9, 2003.

Since inception through December 31, 2003, we have incurred aggregate net losses of $36 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.

Results of Operations for the fiscal years ended December 31, 2002 and December 31, 2001

Sales

Sales for the fiscal year ended December 31, 2002 were $699,937 compared to $358,191 for the fiscal year ended December 31, 2001, representing a 95% increase in sales. The increase in sales is attributed to the increase in the volume of goods sold (and not to increases in price) compared to the same period last year. Sales for the fiscal year ended December 31, 2002 included software license sales, recognition of deferred revenue from 2000, mailbox subscriptions, and support services. Sales for the fiscal year ended December 31, 2001 included software license sales, mailbox subscriptions, computer hardware and support services.

The increase in revenues was primarily attributable to $586,265 in sales of our software license to one customer, Aliant Inc. and its subsidiaries, which comprised 84% of revenues for the fiscal year ended December 31, 2002. In June 2002, we entered into a three year software license agreement with Aliant Telecom Inc. Aliant is the parent of Innovatia Inc., a shareholder of the company. The license agreement is a joint development agreement with Aliant involving voicemail replacement, product development and product deployment strategies to help us develop a first class carrier grade unified communication software product to be marketed to carriers worldwide. As part of the agreement, Aliant paid us $0.7 million (CDN$1.125 million) as an initial payment which we received in August 2002. For the fiscal year ended December 31, 2002, we recognized as revenue $461,379 (CDN$724,504) of the initial payment for delivery of software licenses and services. The remaining balance of the initial payment will be recognized as revenue when future product and services are delivered.

In April 2000, we entered into a license agreement with Ikano Communications, Inc. and received $250,000 for the installation and set up of our unified communications software. The $250,000 was deferred and is being recognized as revenue ratably over the term of the agreement. For the fiscal year ended December 31, 2002 and 2001, we recognized as revenue $83,333 of the deferred amount.

Cost of Sales

Cost of sales were $62,818 and $49,999 for the fiscal years ended December 31, 2002 and 2001 respectively, representing a 26% increase in costs of sales during 2002. Cost of sales for the fiscal year ended December 31, 2002 is comprised of the royalty costs, any applicable selling commissions, language translation costs and amortization of the telephony hardware, software licenses, and installation costs of previous versions of our product at existing customer locations. Cost of sales for the fiscal year ended December 31, 2001 is comprised of telephony hardware and the amortization of the telephony hardware, software licenses, and installation costs of previous versions of our product at existing customer locations (which used to be sold as a complete product including hardware and software).

The increase in cost of sales was primarily attributable to $44,585 in royalty costs related to sales of our software license to one customer for the fiscal year ended December 31, 2002.

Cost of sales as a percentage of revenue has decreased steadily from 31.5%, 14% and 9.0% for the years ended December 31, 2000, 2001 and 2002 respectively. The decrease in the cost of sales as a percentage of sales is attributed to the increase of sales of software licenses that have high margins versus sales of previous versions of our product (which used to be sold as a complete product including hardware and software) that have low margins. Since 1999, we have evolved our sales model from a systems centric focus which involves the sale of complete hardware and software systems that requires a significant capital commitment to a software centric focus which involves the sale of primary software only.

Operating Expenses

Total operating costs for the year ended December 31, 2002 were $4,419,528 compared to $10,479,827 for the previous year. The decrease in total costs of $6,060,299, or 58%, was primarily attributable to the continued implementation of our restructuring plan to conserve cash and to reduce our monthly cash burn rate. The plan resulted in a significant reduction in costs and the reduction in personnel was the primary method used to reduce our operating costs. For the fiscal year ended December 31, 2002, an aggregate of 27 employees were laid off which resulted in a net aggregate monthly savings of approximately $87,000. The total cost of the restructuring plan for the fiscal year ended December 31, 2002 was $68,000.

Sales and Marketing

Our sales and marketing costs consists primarily of personnel, advertising, promotions, public relations, trade shows and business development. Total costs were $1,103,112 and $2,237,563 for the fiscal years ended December 31, 2002 and December 31, 2001 respectively representing a decrease of 51% in sales and marketing costs.

The decrease of $1,134,451 in sales and marketing expense between the fiscal years ended December 31, 2002 and 2001 is a result of a decrease in sales and marketing personnel, advertising and promotions, travel, consulting fees, and general sales and marketing expenses. The primary reason for the decrease in costs is a result of a significant cost reduction plan. We decreased personnel in our sales and marketing department by 12 persons between April 1, 2001 and December 31, 2002.

Research and Development

Our research and development costs were $1,058,643 and $4,618,284 for the fiscal years ended December 31, 2002 and 2001 respectively representing a decrease of 77% in research and development costs. Included in these costs are employee stock option compensation cost of $21,766 and $257,934 for the fiscal years ended December 31, 2002 and 2001 respectively.

The decrease of $3,323,473 (exclusive of stock based compensation) between the fiscal years ended December 31, 2002 and 2001 is primarily a result of a decrease in research and development costs, personnel costs, leased office space and utility costs, data and voice transmission costs and general research and development costs.

For the fiscal year ended December 31, 2001, we incurred $1,707,989 of research and development expenses as a result of the February 27, 2001 agreement with Innovatia Inc., a wholly-owned subsidiary of Aliant Inc., to develop a carrier-classified unified communications product. For the fiscal year ended December 31, 2002, no such expense was incurred.

The primary reason for the remaining decrease in costs of $1,614,484 is a result of a significant cost reduction plan. We have decreased personnel in our research and development department by 19 developers between April 1, 2001 and December 31, 2002.

General and Administrative

Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $2,257,773 and $3,623,980 for the fiscal years ended December 31, 2002 and 2001 respectively representing a 38% decrease in our general and administrative costs. These costs reflect employee stock option compensation cost of $nil and $45,633 for the fiscal years ended December 31, 2002 and 2001 respectively. A further $nil and $125,250 of stock options compensation cost were recorded for the fiscal years ended December 31, 2002 and 2001 respectively for stock option grants awarded to non-employees in exchange for consulting services.

The decrease of $1,195,324 (exclusive of stock based compensation) in general and administrative costs between the fiscal years ended December 31, 2002 and 2001, is primarily a result of a decrease in personnel costs, professional and legal costs. In 2001, we filed a registration statement with the SEC and a prospectus with Canadian regulatory authorities, which resulted in professional fees and legal costs of approximately $300,000. The remaining decrease in general and administrative costs are a result of decreases in personnel in our administrative department by five (5), the related costs and our reduced usage of consultants.

Interest Income

Interest income was $7,134 and $160,095 for the fiscal years ended December 31, 2002 and 2001 respectively. For the fiscal year ended December 31, 2002, we earned interest income on cash through term deposits. The decrease in interest income is a result of the decrease in cash and cash equivalents from December 31, 2001 to December 31, 2002.

Interest Expense

Our interest expense was $133,434 and $281,017 for the fiscal years ended December 31, 2002 and 2001 respectively. Our interest expense is primarily related to short-term debt and decreased in fiscal 2002 due to the lower overall cost of our financing in 2002.

Income Taxes

At December 31, 2002, we have $5,459,000 United States tax net operating losses that expire in the years 2019 through to 2022. As at December 31, 2002 we have Canadian tax net operating losses of approximately $14,631,000 that will expire in the years 2002 through 2009. Non-capital losses of our Canadian operating subsidiary Voice Mobility Inc., are restricted by Canadian Income Tax law and may not be available entirely for use in future years pursuant to Section 111(4) of the Canadian *Income Tax Act*.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2002 and 2001 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

Net Loss

Our net loss was $3,908,709 and $10,292,557 for the fiscal years ended December 31, 2002 and 2001 respectively. The primary reason for the decrease in net loss is due to the implementation of our restructuring plan that involved the reduction in personnel between May 2001 to December 2002 of 34 employees and their related costs.

Liquidity and Capital Resources

As of December 31, 2003, we had $85,636 in cash and cash equivalents and a working capital deficiency of $1,324,471.

Operating Activities

Our operating activities resulted in net cash outflows of $2.1 million for the fiscal year ended December 31, 2003. Operating activities resulted in net cash outflows of $2.6 million and $7.6 million respectively for the years ended December 31, 2002 and 2001. The operating cash outflows for these periods resulted from significant investments in research and development, sales, marketing and services, which led to operating losses in all periods.

Investing Activities

Investing activities resulted in net cash inflows of $8,292 for the fiscal year ended December 31, 2003. Investing activities resulted in net cash outflows of $0.01 million and $0.9 million respectively for the years ended December 31, 2002 and 2001. We received proceeds of $14,290 from the sale of property and equipment and spent $5,998 on capital purchased during the period. The investing activities in fiscal 2002 was limited due to our cash conservation plans and in 2001 consisted primarily of purchases of property and equipment as a result of growth of our company and our development activities. These capital expenditures consisted of hardware, software, equipment, and furniture for our then growing employee headcount, and our research and development needs. At December 31, 2003, we did not have any material commitments for future capital expenditures.

Financing Activities

Financing activities resulted in net cash inflows of $2.2 million for the fiscal year ended December 31, 2003 from the issuance of Series B, D and E promissory notes and the issuance of common shares and share purchase warrants in a private placement transaction in September 2003. Financing activities resulted in net cash inflows of $926,533 and $9,730,855 for the fiscal years ended December 31, 2002 and 2001 respectively.

On June 28, 2002, we received $428,891 (CDN$650,000) from the issuance of Series A promissory notes bearing interest at 8% per annum payable quarterly. The notes included a 15% repayment premium due on settlement. The notes were repayable on the earlier of June 27, 2003 or when our net revenues plus any proceeds we receive from any financing exceed $1,928,268 (CDN$2,500,000), or when we complete a consolidation, merger, amalgamation or other reorganization the result of which the successor corporation has working capital of more than $1,928,268 (CDN$2,500,000). We did not repay the notes on their maturity date of June 27, 2003. The proceeds from the promissory notes were applied towards working capital purposes. The Series A promissory notes were exchanged into the Series C promissory note on September 9, 2003. See Notes 7, 8 and 10 to the audited consolidated financial statements for further details on the Series A promissory notes and the exchange to Series C promissory notes.

In July 2002, we received $0.5 million in proceeds through a series of equity private placements. The private placements involved the issuance of both common shares and warrants. The proceeds were applied towards working capital purposes.

On December 30, 2002, we entered into two loan subscription agreements (Series B promissory notes) with two shareholders (William Laird and Margit Kristiansen) whereby if we achieve certain milestones, we would receive an aggregate of $1,222,391 (CDN$1,800,000). Each of these lenders advanced $101,866 (CDN$150,000) on each of December 30, 2002, January 31, 2003 and February 28, 2003. In addition, each of these lenders advanced a further $101,866 (CDN$150,000) three days after we provide the lenders with a written notice that: (i) we have received gross revenues of $36,097 (CDN$46,800) prior to the end of April 30, 2003; (ii) we have received gross revenues of $54,146 (CDN$70,200) prior to the end of May 31, 2003; and (iii) we have received gross revenues of $61,365 (CDN$79,560) prior to the end of June 30, 2003. The notes are repayable on the earlier of the date which is one year following the effective date of the notes, or when our cumulative revenues plus the net proceeds of any debt or equity financing exceed $1,928,268 (CDN$2,500,000), or when we complete a consolidation, merger, amalgamation, arrangement or other reorganization as a result of which the successor corporation after completion of the transaction has working capital of more than $1,928,268 (CDN$2,500,000). The notes bear interest at a rate of 8% per annum payable quarterly. The notes included a 15% repayment premium due on settlement. In December 2002, we received $190,162 (CDN$300,000) as the first series of proceeds from the loan subscription agreement. The proceeds from the promissory notes were applied towards working capital purposes. Subsequent to the year ended December 31, 2002, in January 2003 and February 2003, we received the next two series of proceeds of $199,667 (CDN$300,000) each. These proceeds from the promissory notes were applied toward working capital purposes. Although we did not meet the milestones as outlined in the agreements, the lenders continued to advance funds in March, April and May 2003, in order for us to meet our working capital requirements. The Series B promissory notes were exchanged into the Series C promissory note on September 9, 2003. See the section on Restructuring of Debt and Preferred Shares below and Notes 7, 8, 9 and 10 to the audited consolidated financial statements for further details on the Series B promissory notes and the exchange to Series C promissory notes.

On September 9, 2003, we issued an aggregate of $366,838 (CDN$500,000) Series D promissory notes to four shareholders, one of whom is also a director of our company. The Series D promissory notes are repayable on December 31, 2005. The notes are subject to a repayment premium equal to 15% of the outstanding principal balance and bear interest at a rate of 8% per annum, which is payable quarterly. We issued to the holders of the Series D notes one share purchase warrant for each $0.64 (CDN$0.8696) of principal which resulted in us issuing 574,999 warrants. The warrants are exercisable for a period of five years at an exercise price of $0.33 (CDN$0.425) per share. The proceeds were used for general working capital purposes.

On September 9, 2003, we issued an aggregate of 1,176,470 units with each unit consisting of one share of our common stock and one share purchase warrant for net proceeds of $362,921 (CDN$495,750). The warrants are exercisable for a period of five years at an exercise price of $0.33 (CDN$0.425) per share. The proceeds were used for general working capital purposes.

On November 15, 2003, we issued one Series E promissory note to one shareholder in the aggregate amount of $115,181 (CDN$150,000) payable on demand. The note is subject to a repayment premium equal to 15% of the outstanding principal balance and bears interest at a rate of 8% per annum, which is payable quarterly.

On November 24, 2003, we issued one Series E promissory note to one shareholder in the aggregate amount of $113,705 (CDN$150,000) payable on demand. The note is subject to a repayment premium equal to 15% of the outstanding principal balance and bears interest at a rate of 8% per annum, which is payable quarterly.

On December 29, 2003, we issued two additional Series E promissory notes to two separate shareholders in the aggregate amount of $228,868 (CDN$300,000) payable on demand. The notes are subject to a repayment premium equal to 15% of the outstanding principal balance and bears interest at a rate of 8% per annum, which is payable quarterly.

Restructuring of Debt and Preferred Shares

On September 9, 2003, we restructured certain debt as follows:

- exchanged the Series A promissory notes (CDN$650,000 principal amount) into Series C promissory notes in the principal amount of CDN$650,000 issued by our subsidiary, Voice Mobility Inc.;
- exchanged the Series B promissory notes (CDN$1,800,000 principal amount) into Series C promissory notes in the principal amount of CDN$1,800,000 issued by our subsidiary, Voice Mobility Inc.;
- exchanged the Series B preferred shares (CDN$2,372,526 stated amount) into Series C promissory notes in the principal amount of CDN$2,372,526; and
- issued 864,702 shares of common stock as payment for the 15% repayment fee on the Series A and Series B promissory notes and issued to the holders of the Series A and B promissory notes and the Series B preferred stock, one share purchase warrant for each $1.11 (CDN$1.50) principal amount of Series C promissory notes, with such warrants being exercisable at $0.33 (CDN$0.425) per share for a period of five years.

The Series C promissory notes bear interest at the rate of 8% per annum payable quarterly and will mature on December 31, 2005. We have agreed to repay the Series C promissory notes at a rate equal to 10% of our subsidiaries' gross sales as and when generated. Repayment of the Series C promissory notes are secured against the assets of our subsidiary, Voice Mobility Inc. and we have guaranteed repayment of the Series C promissory notes.

The share purchase warrants issued in connection with the Series C promissory notes have a call feature by which we can demand exercise of the share purchase warrants if our common stock trades at a price equal to or greater than three times the applicable exercise price for a period of 30 consecutive days. If the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.

Aliant Transactions

In February 2001, we entered into a three-year development agreement with Innovatia Inc., a shareholder and a wholly-owned subsidiary of Aliant Inc. The purpose of the agreement was to develop a carrier classified product that we would exclusively own or license to Aliant to use as its primary hosted messaging solution for its business and residential customers. Under the agreement, Innovatia would license certain intellectual property to us on a non-exclusive, non-transferable basis for use in the development and verification of our current products and would provide specific professional, project management, administrative and support services for the development, testing and verification of our product with an actual telecommunications company.

On December 28, 2001, we agreed with Innovatia to terminate the three-year development agreement. In settlement of the services provided under this agreement, we issued to Innovatia a promissory note in the amount of $1,707,989 (CDN$2,720,142). Immediately thereafter, we repaid $132,059 (CDN$210,000) of the promissory note by issuing 500,000 common shares at a market price of $0.26 (CDN$0.42) per share.

The promissory note bears interest at prime plus 1% (prime rate at December 31, 2003 was 4.5%) and is repayable in quarterly installments until repaid in full. The amount payable each quarter is the lesser of $174,838 (CDN$226,678) and 40% of the net aggregate amount of invoices issued by us to Aliant, pursuant to the software license agreement discussed below, in the quarter. In the event the invoiced amount for a particular quarter exceeds $174,838 (CDN$226,678), we will carry forward the difference between the invoiced amount and $174,838 (CDN$226,678) and include the difference in the calculation of maximum amount payable for subsequent quarters. We have the option, until December 31, 2004, to settle some or all of the principal and interest in cash, common shares or a combination thereof. If paid by common shares, then 500,000 of the shares will be valued at the lesser of the market price of our shares on the Toronto Stock Exchange and $0.58 (CDN$0.75) per share, and the value of the balance of any other shares issuable is determined by the weighted average trading price of our common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued.

After December 31, 2004, any amount of the promissory note which remains unpaid will continue to be settled as the lesser of $175,838 (CDN$226,678) and 40% of the net aggregate amount of invoices issued by us to Aliant in the quarter, however we are required to settle only with common shares and the number of common shares payable each quarter, if any, is determined by dividing the maximum amount payable by $1.20 (CDN$1.56).

On January 1, 2004, the maximum amount payable to Aliant was $355,303 (CDN$460,651). If we were to make the election to settle the entire promissory note payable with common shares, this would result in the issuance of an additional 2,517,701 shares of our common stock to Aliant for such quarterly payments. We are required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. We have obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. If we do not obtain additional approval for further issuances of common stock, we can only repay the remaining balance of the promissory note, if any, in cash.

On March 4, 2002, Innovatia and Voice Mobility Inc. signed a new development agreement. The purpose of this agreement was to develop a carrier-grade unified communications product for the period January

1, 2002 to December 31, 2003. Innovatia agreed to license certain intellectual property to us on a non-exclusive non-transferable basis for use in the development and verification of current products and would provide specific professional, project management, administrative and support services. In consideration for these services, we agreed to pay Innovatia a cash royalty within 30 days after the end of each calendar quarter equal to 10% on the gross quarterly revenue received from the sale of our products. On November 26, 2002, Innovatia terminated the development agreement and the royalty payments terminated six months thereafter on May 26, 2003.

In June 2002, we entered into a three-year software license agreement with Aliant Telecom Inc. The license agreement involves the licensing of our product to Aliant for its legacy voicemail replacement and further development of our product to satisfy Aliant's requirements. As part of the agreement, Aliant paid us $0.7 million (CDN$1.125 million) as an initial payment, which we received in August 2002. For the fiscal years ended December 31, 2003 and 2002, we recognized as revenue $22,381 (CDN$32,237) and $461,379 (CDN$724,504) of the initial payment for delivery of software licenses and services. The remaining balance of the initial payment will be recognized as revenue when future product and services are delivered. At this time, we are unable to accurately predict when delivery will be made to Aliant because the timing of the delivery of services by us is based on extrinsic factors such as regulatory approval from the Canadian Radio Television and Telecommunications Commission, Aliant's customer demands, delivery and development costs, timing of development cycles, third party deliverables and deployment plans for class of services based on Aliant's customer segmentation. Revenue from the Aliant contract currently is material to our company's overall business and financial condition.

We believe Innovatia has not complied with the terms of its agreements with our company and as a result we are currently in discussions with Innovatia to resolve the matter.

Contractual Obligations

	Payments Due by Period			
Contractual Obligations	**Less than 1 Year**	**1 - 3 Years**	**3 - 5 Years**	**More than 5 Years**
Long-Term Debt Obligations	$1,004,777(1)	$6,569,431(1)	Nil	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil
Operating Lease Obligations	$54,838(2)	$124,391(2)	$46,336(2)	Nil
Purchase Obligations	Nil	Nil	Nil	Nil
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet Under GAAP	Nil	Nil	Nil	Nil
Total	**$1,059,615**	**$6,693,822**	**$46,336**	**Nil**

(1) Represents the obligations in connection with the outstanding Series C, D and E promissory notes and the promissory note payable to Innovatia.
(2) Represents the leases of our current office and development premises.

Trends and Uncertainties

Our ability to generate revenues in the future is dependent on when telecommunication companies will replace their legacy voicemail systems and implement new technology, like our enhanced messaging software. We cannot predict when telecommunication companies will adopt such technology and this causes some uncertainty with respect to the growth of and our ability to generate ongoing revenues.

The current general downturn in the telecommunications industry may be causing some telecommunications companies to delay making any capital expenditures in connection with replacing their legacy voicemail systems. If telecommunication companies delay their capital expenditures, then the growth of our revenues could also be delayed.

Future Operations

Presently, our revenues are not sufficient to meet operating and capital expenses and we have incurred operating losses since inception, which are likely to continue for the foreseeable future. We anticipate that we will have negative cash flows during the year ended December 31, 2004. Management projects that we will require an additional $3.3 to $3.9 million to fund our ongoing operating expenses, working capital requirements and extinguish our debt for the next twelve months, broken down as follows:

Estimated Funding Required During the Next Twelve Months	
Operating Expenses	
Sales and Marketing	$650,000 - $800,000
General and Administrative	$850,000 - $950,000
Research and Development	$850,000 - $950,000
Capital Expenditures	$50,000 - $100,000
Working Capital	$400,000 - $500,000
Debt	
Payment of Interest on Promissory Notes	$500,000 - $600,000
Total	$3,300,000 - $3,900,000

We plan to raise the capital required to satisfy these immediate short-term needs and additional capital required to meet the balance of our estimated funding requirements for the next twelve months primarily through the sale of our equity securities or debt.

Subsequent to the year ended December 31, 2003, we raised $1,181,480 (CDN$1,574,343) from the issuance of 2,333,521 common shares and 466,875 warrants. On March 4, 2004, we issued an aggregate of 900,000 units with each unit consisting of one share of our common stock and one-half of one share purchase warrant for net proceeds of $764,769 (CDN$1,021,502). During the months of January and February, 2004, we issued an aggregate of 1,399,771 shares of our common stock from the exercise of 1,344,333 warrants and 55,438 options for gross proceeds of $416,711 (CDN$552,841).

We currently anticipate that revenues will increase in the long-term as we increase our sales and marketing activities and introduce new versions of our software that are technologically feasible and of carrier class quality. We have implemented significant cost reductions and expect to keep our operating costs to a minimum until cash is available through financing or operating activities. Based on current projections, we anticipate revenues from Tier I telecommunications providers in 2004 generated through the replacement of legacy voicemail systems by such providers.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual consolidated financial statements for the year ended December 31, 2003, our independent chartered accountants included an explanatory paragraph regarding concerns about our ability to continue as a going concern in their audit report.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to obtain further funds required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.

Application of Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our operating results and financial position.

Revenue Recognition

Revenues are derived from sales of software licenses, hardware and maintenance and training services. We sell software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. We generally license our software to customers for an indefinite period of time.

We recognize revenue in accordance with Statement of Position SOP 97-2 "Software Revenue Recognition" and Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements".

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which we have a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, we allocate revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. Our product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under Staff Accounting Bulletin 101. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, we defer revenue recognition until such time as the contingencies are resolved.

Revenues from maintenance are recognized ratably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

Software Development Costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs will be capitalized and amortized on a product-by-product basis.

Stock Based Compensation
We account for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FASB Statement No. 123". The pro forma disclosure of stock-based compensation is included in Note 16(d) to our audited consolidated financial statements for the year ended December 31, 2003. Under APB 25, compensation expense for employees is based on the difference between the fair value of our stock and the exercise price if any, on the date of the grant. We account for stock issued to non-employees at fair value in accordance with SFAS 123. We use the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and interest rates which could impact our results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities.

We may face foreign currency exchange risk because we expect that the majority of our revenues will be denominated in U.S. dollars in the future and a majority of our operating costs are incurred in Canadian dollars. The fluctuations in the foreign exchange rate between the U.S. and Canadian currency will result in fluctuations in our annual and quarterly results. Management does not expect that it will employ the use of foreign currency derivative financial instruments that would allow the reduction in our exposure to exchange rate movements.

In the event we have a surplus of cash on hand at any time, we will invest such cash in a short-term investment portfolio consisting of term deposits with an average maturity of less than 90 days.

These short-term investments are subject to interest rate risk and we manage this risk by maintaining sufficient cash balances such that we are typically able to hold our investments to maturity.

Report of Independent Chartered Accountants

To the Board of Directors and Shareholders of
Voice Mobility International, Inc.

We have audited the accompanying consolidated balance sheets of **Voice Mobility International, Inc.** as at December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voice Mobility International, Inc. as at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company's recurring net losses and working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Vancouver, Canada,
March 4, 2004

Chartered Accountants

Voice Mobility International, Inc.

Consolidated Balance Sheets

[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31	(expressed in U.S. dollars)	
	2003	2002
	$	$
ASSETS [notes 10 and 12]		
Current		
Cash and cash equivalents	**85,636**	97,996
Other receivables	**13,921**	19,429
Note receivable [note 3]	**190,406**	254,833
Deferred finance costs [notes 8 and 9]	**-**	59,426
Deferred contract costs	**81,631**	77,556
Prepaid expenses	**63,776**	68,467
Total current assets	**435,370**	577,707
Deferred finance costs [note 11]	**51,420**	-
Property and equipment, net [note 6]	**115,684**	736,549
Total assets	**602,474**	1,314,256
LIABILITIES AND STOCKHOLDERS' DEFICIENCY		
Current		
Accounts payable	**269,071**	266,442
Accrued liabilities [note 18]	**207,194**	183,206
Employee related payables	**67,227**	47,508
Deferred revenue	**306,740**	302,311
Series A promissory notes payable [note 8]	**-**	473,821
Series B promissory notes payable [note 9]	**-**	218,728
Accrued interest on Series C promissory notes payable [note 10]	**17,936**	-
Accrued interest on Series D promissory notes payable [note 11]	**1,860**	-
Series E promissory notes payable and accrued interest [note 12]	**534,510**	-
Current portion of promissory note payable [note 13]	**355,303**	291,995
Total current liabilities	**1,759,841**	1,784,011
Series C promissory notes payable [note 10]	**3,467,563**	-
Series D promissory notes payable [note 11]	**363,972**	-
Promissory note payable [note 13]	**1,722,552**	1,328,408
Total liabilities	**7,313,928**	3,112,419
Commitments and contingencies [note 19]		
Stockholders' deficiency [note 16]		
Common stock, $0.001 par value, authorized 100,000,000, 35,565,620 outstanding [2002 - 31,536,948]	**35,566**	31,537
Preferred stock, $0.001 par value, authorized 1,000,000		
Series A Preferred stock, 1 outstanding	**1**	1
Series B Preferred stock, nil outstanding [December 31, 2002 - 585,698]	**-**	586
Additional paid-in capital	**30,061,022**	31,847,387
Accumulated deficit	**(36,011,140)**	(33,619,962)
Other accumulated comprehensive income	**(796,903)**	(57,712)
Total stockholders' deficiency	**(6,711,454)**	(1,798,163)
Total liabilities and stockholders' deficiency	**602,474**	1,314,256

See accompanying note

Consolidated Statements of Operations

Year ended December 31			(expressed in U.S. dollars)
	2003	2002	2001
	$	$	$
Sales [notes 5 and 18]	**57,967**	699,937	358,191
Cost of sales [note 14]	**-**	62,818	49,999
Gross profit	**57,697**	637,119	308,192
Operating expenses			
Sales and marketing [note 16[d]]	**665,801**	1,103,112	2,237,563
Research and development [note 16[d]]	**725,456**	1,058,643	4,618,284
General and administrative [note 16[d]]	**1,507,652**	2,257,773	3,623,980
	2,898,909	4,419,528	10,479,827
Loss from operations	**2,840,942**	3,782,409	10,171,635
Interest income	**(5)**	(7,134)	(160,095)
Interest expense	**629,043**	133,434	281,017
Loss on debt restructuring [note 7]	**241,636**	-	-
Net loss	**3,711,616**	3,908,709	10,292,557
Foreign currency translation (gains) losses	**739,191**	(19,106)	69,989
Comprehensive loss	**4,450,807**	3,889,603	10,362,546
Earnings (loss) per share [note 15]			
Basic and diluted loss per share	**(0.06)**	(0.11)	(0.34)

See accompanying note

Consolidated Statements of Stockholders' Equity (Deficiency)

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Additional		Accumulated	
	Number		Number		Number		Paid-in	Accumulated	Comprehensive	
	of Shares (#)	Amount ($)	of Shares (#)	Amount ($)	of Shares (#)	Amount ($)	Capital ($)	Deficit ($)	Loss ($)	Total ($)
Balance, December 31, 2000	20,201,282	20,202	1	1	666,667	667	22,871,377	(19,323,693)	(6,829)	3,561,725
Common stock issued pursuant to special warrants	6,500,000	6,500	-	-	-	-	7,643,334	-	-	7,649,834
Common stock issued on settlement of amounts due to Innovatia Inc.	500,000	500	-	-	-	-	131,559	-	-	132,059
Common stock issued pursuant to exercise of stock options	447,500	447	-	-	-	-	405,178	-	-	405,625
Warrants issued pursuant to promissory notes	-	-	-	-	-	-	226,967	-	-	226,967
Series B preferred stock retraction	-	-	-	-	(80,969)	(81)	(352,378)	109,552	-	(242,907)
Dividends paid on preferred stock	-	-	-	-	-	-	-	(57,106)	-	(57,106)
Repurchase of vested stock options	-	-	-	-	-	-	(31,500)	-	-	(31,500)
Stock based compensation	-	-	-	-	-	-	428,817	-	-	428,817
Foreign currency translation loss	-	-	-	-	-	-	-	-	(69,989)	(69,989)
Net loss	-	-	-	-	-	-	-	(10,292,557)	-	(10,292,557)
Balance, December 31, 2001	27,648,782	27,649	1	1	585,698	586	31,323,354	(29,563,804)	(76,818)	1,710,968
Common stock issued pursuant to private placements	2,725,666	2,726	-	-	-	-	503,429	-	-	506,155
Common stock issued on exchange of exchangeable shares	1,162,500	1,162	-	-	-	-	(1,162)	-		-
Dividends paid on preferred stock	-	-	-	-	-	-	-	(147,449)	-	(147,449)
Stock based compensation	-	-	-	-	-	-	21,766	-	-	21,766
Foreign currency translation gain	-	-	-	-	-	-	-	-	19,106	19,106
Net loss	-	-	-	-	-	-	-	(3,908,709)	-	(3,908,709)
Balance, December 31, 2002	31,536,948	31,537	1	1	585,698	586	31,847,387	(33,619,962)	(57,712)	(1,798,163)
Common stock and warrants issued on settlement of Series A & B promissory notes [note 7]	864,702	865	-	-	-	-	805,939	-	-	806,804
Exchange of Series B convertible preferred stock [note 7]	-	-	-	-	(585,698)	(586)	(3,097,955)	-	-	(3,098,541)
Retained earning adjustment on the exchange of the Series B convertible preferred stock [note 7]	-	-	-	-	-	-	-	1,320,438	-	1,320,438
Warrants issued pursuant to Series D promissory notes [note 11]	-	-	-	-	-	-	85,932	-	-	85,932
Common stock issued pursuant to private placement, net of share issue costs of $3,110	1,176,470	1,176	-	-	-	-	361,645	-	-	362,821
Common stock issued on exchange of exchangeable shares	1,987,500	1,988	-	-	-	-	(1,988)	-	-	-
Stock based compensation	-	-	-	-	-	-	60,062	-	-	60,062
Foreign currency translation loss	-	-	-	-	-	-	-	-	(739,191)	(739,191)
Net loss	-	-	-	-	-	-	-	(3,711,616)	-	(3,711,616)
Balance, December 31, 2003	35,565,620	35,566	1	1	-	-	30,061,022	(36,011,140)	(796,903)	(6,711,454)

See accompanying note

Consolidated Statements of Cash Flows

Year ended December 31 (expressed in U.S. dollars)

	2003 $	2002 $	2001 $
OPERATING ACTIVITIES			
Net loss	**(3,711,616)**	(3,908,709)	(10,292,577)
Non-cash items included in net loss			
Amortization	**671,608**	1,016,750	909,746
Amortization of deferred finance costs	**297,916**	31,062	-
Promissory note payable issued for services	**-**	-	1,707,989
Non-cash interest expense	**44,422**	-	-
Stock based compensation	**60,062**	21,766	428,817
Loss on disposal of property and equipment	**24,322**	38,741	5,391
Loss on debt restructuring	**241,636**	-	-
	(2,371,650)	(2,800,390)	(7,240,614)
Net change in operating assets and liabilities [note 20]	**261,035**	245,380	(368,451)
Cash (used in) operating activities	**(2,110,615)**	(2,555,010)	(7,609,065)
INVESTING ACTIVITIES			
Purchase of property and equipment	**(5,998)**	(55,077)	(955,808)
Proceeds on sale of property and equipment	**14,290**	50,034	7,998
Cash provided by (used in) investing activities	**8,292**	(5,043)	(947,810)
FINANCING ACTIVITIES			
Proceeds from Series A promissory notes payable	**-**	428,891	-
Proceeds from Series B promissory notes payable	**1,032,229**	190,162	-
Proceeds from Series D promissory notes payable	**366,838**	-	-
Proceeds from Series E promissory notes payable	**457,754**	-	-
Proceeds on promissory notes payable and warrants	**-**	-	1,404,214
Repayment of promissory notes payable	**-**	(51,226)	(1,397,305)
Proceeds from issuance of common stock	**362,821**	506,155	-
Proceeds from issuance of special warrants, net of financing costs	**-**	-	7,649,834
Proceeds from release of preferred stock from escrow	**-**	-	1,757,093
Dividends paid on preferred stock	**-**	(147,449)	(57,106)
Proceeds on exercise of stock options	**-**	-	405,625
Repurchase of vested stock options	**-**	-	(31,500)
Cash provided by financing activities	**2,219,642**	926,533	9,730,855
Effect of change in foreign exchange rate on cash and cash equivalents	**(129,679)**	(684)	(44,307)
Increase (decrease) in cash and cash equivalents	**(12,360)**	(1,634,204)	1,129,673
Cash and cash equivalents, beginning of year	**97,996**	1,732,200	602,527
Cash and cash equivalents, end of year	**85,636**	97,996	1,732,200

See accompanying note

December 31, 2003 (expressed in U.S. dollars)

Notes to Consolidated Financial Statements

1. Nature of Business and Basis of Presentation

Nature of business

Voice Mobility International, Inc. (the "Company") is a Nevada corporation engaged in the development and sales and marketing of enhanced messaging software. The Company's enhanced messaging software suite will allow for legacy voicemail replacement and incremental offerings such as real time call connect, voicemail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium. The Company's principal geographic markets include North America, Europe and Asia.

Basis of presentation

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $3,711,616 for the year ended December 31, 2003 [2002 - $3,908,709; 2001 - $10,292,557] and has a working capital deficiency of $1,324,471 that raises substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations, as well as the growth of the business, through a series of equity and debt financings. In 2003, the Company received gross proceeds in excess of $2.2 million in connection with the issuance of debt and equity financings. In addition, as of March 4, 2004, the Company has received gross proceeds in excess of $1.1 million on the completion of an equity private placement and the exercise of outstanding options and warrants (Note 21). Management plans to continue to seek other sources of financing on favorable terms, however, there can be no assurance that any such commitment can be obtained on favorable terms, if at all. Management believes it has implemented significant cost reductions and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. There are no assurances that the Company will be successful in achieving these goals.

In view of these conditions, the ability of the Company to continue as a going concern is uncertain and dependent upon achieving a profitable level of operations and, if necessary, on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

2. Significant Accounting Policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Voice Mobility Inc., Voice Mobility (US), Inc., Voice Mobility Canada Limited, an inactive company and VM Sub Limited, also an inactive company. All intercompany balances and transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition

Revenues are derived from sales of software licenses, hardware, maintenance and training services. The Company has sold software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. The Company generally licenses software to customers for an indefinite period of time.

The Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2 when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contract, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which the Company has a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, the Company allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. The Company's product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under SAB 101. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, the Company defers revenue recognition until such time as the contingencies are resolved.

Revenues from maintenance are recognized ratably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

Foreign currency

These consolidated financial statements have been presented in United States dollars. The functional currency of the Company is the Canadian dollar. Accordingly, all assets and liabilities of the Company, which are denominated in foreign currencies, are translated at the year end exchange rate and revenues and expenses are translated using a weighted average exchange rate for the applicable period. Any resulting exchange gains and losses are presented as cumulative foreign currency translation gains (losses) within other accumulated comprehensive loss.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Other balance sheet items and revenues and expenses are translated at the exchange rates prevailing on the respective transaction dates. Gains and losses on foreign currency transactions are reflected in the consolidated statements of operations.

Financial instruments

The Company's financial instruments consists of cash and cash equivalents, accounts receivable, other receivables, note receivable, accounts payable, employee related payables, and promissory notes payable. Unless otherwise stated the fair value of the financial instruments approximates their carrying value. The Company has not entered into foreign exchange derivative contracts.

December 31, 2003 (expressed in U.S. dollars)

2. Significant Accounting Policies (cont'd)

Cash and cash equivalents

Cash and cash equivalents consist of cash and short term deposits with original maturities of ninety days or less and are recorded at amortized cost.

Property and equipment

Property and equipment are carried at cost. Amortization is provided using the straight line method over the assets estimated useful lives as follows:

Computer equipment	3 years
Computer equipment for customer use	Term of contract
Computer software	2 years
Office equipment and furniture	5 years
Leasehold improvements	Term of the lease

Software development costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs are capitalized and amortized on a product by product basis.

Advertising

Advertising costs are expensed in the period incurred. Advertising expense for the year ended December 31, 2003 was $nil [2002 - $8,000; 2001 - $162,000].

Stock based compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). The pro-forma disclosure of stock based compensation is included in Note 16[d].

Under APB 25, compensation expense for employees is based on the excess of the fair value of the Company's stock over the exercise price if any, on the date of the grant. The Company accounts for stock issued to non-employees at fair value in accordance with SFAS 123. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

Earnings per share

Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common stock and exchangeable shares outstanding for the period. Diluted earnings (loss) per share reflects the dilutive potential of outstanding securities using the treasury stock method.

December 31, 2003 (expressed in U.S. dollars)

Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. Other accumulated comprehensive loss consists only of accumulated foreign currency translation adjustments for all years presented.

Recent accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity that has (1) equity investment at risk that is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties, (2) a group of equity owners that are unable to make substantive decisions about the entity's activities, or (3) equity that does not absorb the entity's losses or receive the benefits of the entity. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. The initial adoption of FIN 46 did not have a material impact on the Company's financial position, results of operations or cash flows. For variable interest entities created or acquired prior to February 1, 2003, FIN 46R is effective for the Company's fiscal quarter ending March 31, 2004. The Company is currently evaluating the effect that the adoption of FIN 46R will have on its results of operations and financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. For existing financial instruments created before the effective date, any impact upon the adoption of SFAS 150 shall be reported as a cumulative effect of a change in an accounting principle. The initial adoption of SFAS 150 did not have a material impact on the Company's financial position, results of operations or cash flows.

3. Note Receivable

On August 8, 2001, an action against the Company and the predecessor corporation, Equity Capital Group, Inc. ("ECG"), was filed alleging breach of contract. A settlement agreement and mutual release was signed between the Company and the plaintiff and an amount of $252,500 was paid by the Company to the plaintiff in full settlement. Prior to signing the plaintiff settlement agreement, the Company signed an indemnification agreement with the former majority shareholder of ECG that indemnified the Company against this claim and set forth a payment schedule whereby the Company would fully recover the amounts paid to the plaintiff.

As at December 31, 2003, the former shareholder of the predecessor corporation, ECG was delinquent in scheduled payments to the Company totaling $190,406.

In 2002, an existing shareholder and director of the Company agreed to indemnify the Company against any losses that may be incurred on the collectibility of the note receivable.

4. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivables and the note receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

December 31, 2003 (expressed in U.S. dollars)

5. Segmented Information

The Company operates in one major line of business, the development, manufacture and marketing of enhanced messaging software systems.

Revenue from external customers, by location of customer, is as follows:

	Canada	US	Other	Total
2003	**22,381**	**20,586**	**15,000**	**57,967**
2002	684,937	15,000	-	699,937
2001	301,991	41,200	15,000	358,191

Sales from the recognition of deferred revenue from three customers comprised 39%, 36% and 25% of revenues in 2003 respectively. Sales to one customer comprised 84% of revenues in 2002 and sales to one customer comprised 56% of revenues in 2001. No other customer accounted for greater than 10% of revenues in each of the years presented.

The Company has substantially all its assets in Canada and its current and planned future operations are, and will be, located in Canada.

6. Property and Equipment

	Cost $	Accumulated Amortization $	Net Book Value $
2003			
Computer equipment	**2,754,581**	**2,692,691**	**61,890**
Computer software	**696,218**	**694,908**	**1,310**
Office equipment and furniture	**197,440**	**159,062**	**38,378**
Leasehold improvements	**142,854**	**128,748**	**14,106**
	3,791,093	**3,675,409**	**115,684**
2002			
Computer equipment	2,334,510	1,760,441	574,069
Computer equipment for customer use	25,651	3,713	21,938
Computer software	572,667	540,195	32,472
Office equipment and furniture	182,220	95,990	86,230
Leasehold improvements	112,397	90,557	21,840
	3,227,445	2,490,896	736,549

December 31, 2003 (expressed in U.S. dollars)

7. Restructuring of Debt and Preferred Stock

On September 9, 2003, the Company completed a restructuring arrangement whereby certain existing debt and convertible preferred stock was settled in full in exchange for the issuance of new debt, common stock and share purchase warrants. The exchange of old debt for new debt, common stock and share purchase warrants has been accounted for in accordance with Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The exchange of convertible preferred stock for new debt and share purchase warrants has been accounted for in accordance with Emerging Issues Task Force No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and Emerging Issues Task Force No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments".

Exchange of Series A and B Promissory Notes

The existing principal amounts of the Series A promissory notes (Cdn$650,000) and Series B promissory notes (Cdn$1,800,000) were exchanged for an equal amount of principal $1,814,949 (Cdn$2,450,000) of Series C promissory notes. The Series C promissory notes bear interest at 8% per annum payable quarterly, and are due on December 31, 2005 (refer to Note 10).

As part of the troubled debt restructuring, the Company issued 864,702 common stock and 1,633,332 Class T share purchase warrants in partial settlement of $272,242 (Cdn$367,500) representing the 15% repayment premium accrued for the Series A promissory notes and Series B promissory notes. The fair market value of the common stock, based on the quoted market price, was $211,387 (Cdn$285,352) and the estimated fair value of the share purchase warrants, using the Black-Scholes option pricing model, was $302,491 (Cdn$408,333). Accordingly, a loss of $241,636 was recorded in the statement of operations. No other gain or loss was recognized on the restructuring of the promissory notes.

The Class T share purchase warrants are exercisable for a period of five years at an exercise price of $0.33 (Cdn$0.425) per share. The warrants also include a call feature at the option of the Company that is described in Note 16[e].

Exchange of Series B Convertible Preferred Stock

The Company issued Series C promissory notes with a principal amount of $1,757,093 (Cdn$2,372,526) and 1,581,684 Class T share purchase warrants in exchange for the settlement of 585,698 Series B convertible preferred stock with a stated amount of $1,757,093 (Cdn$2,372,526) and a previously recorded beneficial conversion feature of $1,341,448.

The Series C promissory notes bear interest at 8% per annum payable quarterly and mature on December 31, 2005 (refer to Note 10). The Class T share purchase warrants are exercisable for a period of five years at an exercise price of $0.33 (Cdn$0.425) per share. The warrants also include a call feature at the option of the Company that is described in Note 16[e].

The fair value of the Series C promissory notes on the date of issuance was estimated at $1,485,177 (Cdn$2,004,841) based on a 15% market interest rate which management has determined to reflect the Company's cost of borrowing. The fair value of the Class T share purchase warrants was estimated at $292,926 using the Black-Scholes option pricing model. The $1,320,438 net difference between the $3,098,541 combined carrying value of the convertible preferred stock and previously recorded beneficial conversion feature and the $1,778,103 combined fair value of the Series C promissory notes and Class T share purchase warrants issued has been recorded as a reduction to the accumulated deficit and a reduction to the net loss attributable to common stockholders.

December 31, 2003 (expressed in U.S. dollars)

8. Series A Promissory Notes Payable

On June 28, 2002, the Company issued an aggregate of $428,891 (Cdn$650,000) of Series A promissory notes to four shareholders. The notes were repayable on the earlier of June 27, 2003, or when the Company's cumulative revenues plus the net proceeds of any debt or equity financing exceed $1,928,268 (Cdn$2,500,000) from the issuance date, or when the Company completes a consolidation, merger, amalgamation, arrangement or other reorganization as a result of which the successor corporation after completion of the transaction has working capital of more than $1,928,268 (Cdn$2,500,000).

The notes were subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $71,355 (Cdn$97,500) was recorded as an increase to the promissory notes balance and as a deferred financing cost. The deferred financing cost has been fully amortized to interest expense. The notes carried interest at a rate of 8% per annum, which was payable quarterly.

The notes and the repayment premium were settled on September 9, 2003 as part of the restructuring of debt and preferred stock described in Note 7.

9. Series B Promissory Notes Payable

From December 30, 2002 to May 31, 2003, the Company issued an aggregate of $1,222,391 (Cdn$1,800,000) of Series B promissory notes to two shareholders. The notes were repayable on the earlier of one year following the date of issue or when the Company's cumulative revenues plus the net proceeds of any debt or equity financing exceed $1,928,268 (Cdn$2,500,000) from the issuance date, or when the Company completes a consolidation, merger, amalgamation, arrangement or other reorganization as a result of which the successor corporation after completion of the transaction has working capital of more than $1,928,268 (Cdn$2,500,000).

The notes were subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $197,600 (Cdn$270,000) was recorded as an increase to the promissory notes balance and as a deferred financing cost. The deferred financing cost has been fully amortized to interest expense. The notes carried interest at a rate of 8% per annum, which was payable quarterly.

The notes and the repayment premium were settled on September 9, 2003 as part of the restructuring of debt and preferred stock described in Note 7.

10. Series C Promissory Notes Payable

	2003		2002	
	US$	Cdn$	US$	Cdn$
Principal	**3,719,650**	**4,822,526**	-	-
Unamortized debt discount	**(252,087)**	**(326,831)**	-	-
	3,467,563	**4,495,695**		
Accrued interest	**17,936**	**23,254**	-	-
	3,485,499	**4,518,949**	-	-

The Series C promissory notes were issued on September 9, 2003 as part of the restructuring of debt and preferred stock described in Note 7.

The Series C promissory notes bear interest at the rate of 8% per annum payable quarterly and are due on December 31, 2005. The Company has agreed to repay the Series C promissory notes at a rate equal to 10% of gross sales as and when generated and as reported on the Company's quarterly and annual financial statements.

The Series C promissory notes were recorded at a discount of $283,598 (Cdn$367,685) to reflect the fair value based on market interest rates. The discount is subject to accretion over the 27 month term to maturity of the promissory notes.

Repayment of the Series C promissory notes have been guaranteed by the Company and are secured against the assets of the Company's subsidiary, Voice Mobility Inc.

December 31, 2003 **(expressed in U.S. dollars)**

11. Series D Promissory Notes Payable

	2003		2002	
	US$	Cdn$	US$	Cdn$
Principal	**385,654**	**500,000**	-	-
Repayment premium	**57,848**	**75,000**	-	-
Unamortized debt discount	**(79,530)**	**(103,111)**	-	-
	363,972	**471,889**		
Accrued interest	**1,860**	**2,411**	-	-
	365,832	**474,300**	-	-

On September 9, 2003, the Company issued an aggregate of $366,838 (Cdn$500,000) Series D promissory notes and 574,999 Class R share purchase warrants to four shareholders one of whom is also a director of the Company. The notes bear interest at a rate of 8% per annum, payable quarterly and are due on December 31, 2005. The warrants are exercisable for a period of five years at an exercise price of $0.33 (Cdn$0.425) per share. The warrants also include a call feature at the option of the Company that is described in Note 16[e].

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $57,848 (Cdn$75,000) was recorded as an increase to the promissory notes balance and as a deferred financing cost. The deferred financing cost is being amortized to interest expense over the 27 month term to maturity. The gross proceeds have been allocated to the promissory notes and the warrants based on the relative fair value of each security at the time of issuance. Accordingly, $284,466 (Cdn$384,000) was allocated to the promissory notes and $85,932 (Cdn$116,000) was allocated to the warrants in aggregate. The fair value of the warrants was estimated using the Black-Scholes option pricing model. The discount on the notes as a result of the warrants is subject to accretion over the 27 month term to maturity of the promissory notes.

12. Series E Promissory Notes Payable

	2003		2002	
	US$	Cdn$	US$	Cdn$
Principal	**462,784**	**600,000**	-	-
Repayment premium	**69,418**	**90,000**	-	-
	532,202	**690,000**		
Accrued interest	**2,308**	**2,992**	-	-
	534,510	**692,992**	-	-

During the months of November and December 2003, the Company issued an aggregate of $457,754 (Cdn$600,000) Series E promissory notes to two shareholders. The notes bear interest at a rate of 8% per annum, payable quarterly and are due on demand.

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $69,418 (Cdn$90,000) was recorded as an increase to the promissory notes balance and expensed immediately as interest since the notes are due on demand.

Repayment of the Series E promissory notes have been guaranteed by the Company and are secured against the assets of the Company's subsidiary, Voice Mobility Inc.

December 31, 2003 (expressed in U.S. dollars)

13. Promissory Note Payable

	2003		2002	
	US$	Cdn$	US$	Cdn$
Principal	**1,873,387**	**2,428,847**	1,539,584	2,428,847
Accrued interest	**204,468**	**265,093**	80,819	127,501
	2,077,855	**2,693,940**	1,620,403	2,556,348
Less current portion	**355,303**	**460,651**	291,995	460,651
	1,722,552	**2,233,289**	1,328,408	2,095,697

On December 28, 2001, the Company issued Innovatia Inc. ("Innovatia"), an existing shareholder of the Company and a wholly-owned subsidiary of Aliant Inc. ("Aliant"), a promissory note in the amount of $1,707,989 (Cdn $2,720,142) in settlement of development services provided by Innovatia from February 1, 2001 to December 31, 2001. Immediately thereafter, the Company repaid $132,059 (Cdn $210,000) of the promissory note by issuing 500,000 common shares at a market price of $0.26 (Cdn $0.42) per share. In accordance with the requirements of the Toronto Stock Exchange, the issuance of these common shares resulted in an equivalent reduction in the number of common shares reserved for issuance under the Company's current stock option plan.

The promissory note bears interest at prime plus 1% (prime rate at December 31, 2003 and 2002 was 4.5%) and is repayable in quarterly installments until repaid in full. The amount payable each quarter ("Maximum Amount Payable") is the lesser of $174,838 (Cdn$226,678) and 40% of the net aggregate amount of invoices ("Invoiced Amount") issued by the Company to Aliant and its subsidiaries in the quarter. In the event the Invoiced Amount for a particular quarter exceeds $174,838 (Cdn$226,678), the Company will carry forward the difference between the Invoiced Amount and $174,838 (Cdn$226,678) and include the difference in the calculation of Maximum Amount Payable for subsequent quarters. The Company has the option, until December 31, 2004, to settle some or all of the promissory note, principal and interest, in cash, common shares or a combination thereof. If paid by common shares, then 500,000 of the shares will be valued at the lesser of the market price of the shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other shares issuable is determined by the weighted average trading price of the Company's common share on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued.

After December 31, 2004, any amount of the promissory note which remains unpaid will continue to be settled at the lesser of $174,838 (Cdn$226,678) and 40% of the net aggregate amount of invoices issued by the Company to Aliant in the quarter, however the Company is required to settle only with common shares and the number of common shares payable each quarter, if any, is determined by dividing the Maximum Amount Payable by Cdn$1.56.

As of December 31, 2003, the current portion is calculated as $355,303 (Cdn$460,651) which consists of the amounts due for the quarters ended September 30, 2002 [$174,838 (Cdn$226,678)], December 31, 2002 [$174,838 (Cdn$226,678)] and March 31, 2003 [$5,627 (Cdn$7,295)]. No amounts are due for the quarters ended June 30, 2003, September 30, 2003 and December 31, 2003 respectively.

As of December 31, 2003, if the Company made the election to settle the entire promissory note payable with common shares, this would result in the issuance of an additional 2,517,701 shares of common stock. The Company is required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. The Company has obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. If the Company does not obtain additional approval for further issuances of common stock, the Company can only repay the remaining balance of the promissory note, if any, in cash.

The Company believes Innovatia has not complied with the terms of its agreements and as a result the Company is currently in discussions with Innovatia to resolve the matter.

December 31, 2003 (expressed in U.S. dollars)

14. Development Agreement

On March 4, 2002, the Company and Innovatia signed a development agreement to develop enhanced messaging software for the period January 1, 2002 to December 31, 2003. Innovatia licensed certain intellectual property to the Company on a non-exclusive non-transferable basis for use in the development and verification of current products and provided specific professional, project management, administrative and support services. In consideration for these services, the Company agreed to pay Innovatia a cash royalty within 30 days after the end of each calendar quarter equal to 10% on the gross quarterly revenue received for the sale of the Company's products. On November 26, 2002, Innovatia terminated the development agreement and the royalty payments terminated six months thereafter on May 26, 2003. As at December 31, 2003, the Company has accrued $53,758 (Cdn$69,697) for the royalty payments due on gross quarterly revenue received prior to May 26, 2003.

15. Earnings (Loss) Per Share

The following table sets forth the computation of earnings (loss) per share:

	2003 $	2002 $	2001 $
Numerator:			
Net loss	**(3,711,616)**	(3,908,709)	(10,292,557)
Retained earnings adjustment on the exchange of the Series B convertible preferred stock (Note 7)	**1,320,438**	-	-
Dividends paid on preferred stock	-	(147,449)	(57,106)
Reduction of beneficial conversion feature on retraction of 80,969 Series B preferred stock	-	-	109,552
Net loss attributable to common stockholders	**(2,391,178)**	(4,056,158)	(10,240,111)
Denominator:			
Weighted average number of common stock outstanding	**33,376,040**	29,588,241	23,468,254
Weighted average number of common stock issuable on exercise of Exchangeable Shares	**4,235,925**	5,817,397	6,600,000
Weighted average number of common stock equivalents outstanding	**37,611,965**	35,405,638	30,068,254
Earnings (loss) per share:			
Basic and diluted loss per share	**(0.06)**	(0.11)	(0.34)

In connection with the 1999 recapitalization of the Company, Voice Mobility Canada Limited (VM Canada), a wholly-owned subsidiary, issued 6,600,000 VM Canada Exchangeable Shares. Each VM Canada Exchangeable Share is exchangeable for one common share of the Company at any time at the option of the shareholder, and will be exchanged no later than July 1, 2009, and has essentially the same voting, dividend and other rights as one common share. A share of Series A preferred voting stock, which was issued to a trustee in trust for the holders of the VM Canada Exchangeable Shares, provides the mechanism for holders of the VM Canada Exchangeable Shares to have voting rights in the Company. The Company considers each Exchangeable Share as equivalent to one share of its common stock and therefore the Exchangeable Shares are included in the computation of basic earnings per share. During 2003, holders of the Exchangeable Shares exchanged 1,987,500 Exchangeable Shares into 1,987,500 common shares of the Company for no additional consideration. As at December 31, 2003, 3,450,000 Exchangeable Shares are outstanding [2002 - 5,437,500 and 2001 - 6,600,000].

For the years ending December 31, 2003, 2002 and 2001, the Company's common shares issuable upon the exercise of stock options, warrants and other convertible securities were excluded from the determination of diluted loss per share as their effect would be antidilutive.

December 31, 2003 (expressed in U.S. dollars)

16. Share Capital

[a] Authorized

The Company is authorized to issue up to 100,000,000 shares of common stock, par value $.001 per share. The Company is also authorized to issue up to 1,000,000 shares of preferred stock, par value $.001 per share.

[b] Common stock

2003

Private Placements

On September 9, 2003, the Company issued 1,176,470 units, at $0.31 (Cdn$0.425) per unit for net cash proceeds of $362,821 (Cdn$495,750). Each unit comprises one share of common stock and one Class S warrant, entitling the holder to one common share, exercisable at $0.33 (Cdn$0.425) at any time up to September 8, 2008. The warrants also include a call feature at the option of the Company that is described in Note 16[e].

Exchangeable Shares

During 2003, holders of the Exchangeable Shares exchanged 1,987,500 Exchangeable Shares into 1,987,500 common shares of the Company for no additional consideration.

Restructuring of Debt

On September 9, 2003, in connection with the exchange of the Series A and B promissory notes into the Series C promissory notes described in Note 7, the Company issued an aggregate of 864,702 common shares to settle the 15% repayment fee on the Series A and B promissory notes.

2002

Private Placements

On July 26, 2002, the Company issued 500,000 units, at $0.18 per unit for gross cash proceeds of $90,000. Each unit comprises one share of common stock and one non-transferable Class O warrant, entitling the holder to one common share, exercisable at $0.25 at any time up to July 26, 2005.

On July 31, 2002, the Company issued 1,400,000 units, at $0.195 per unit for gross cash proceeds of $273,000. Each unit comprises one share of common stock and one half of one non-transferable Class P warrant, entitling the holder to one common share, exercisable at $0.30 at any time up to July 31, 2003. On July 28, 2003, the date of expiry for the Class P warrants was extended from July 31, 2003 to January 31, 2004 for no additional consideration.

On July 31, 2002, the Company issued 755,333 units, at Cdn$0.30 per unit for gross cash proceeds of $143,155 (Cdn$226,600). Each unit comprises one share of common stock and one half of one non-transferable Class Q warrant, entitling the holder to one common share, exercisable at Cdn$0.45 at any time up to July 31, 2003. On July 28, 2003, the date of expiry for the Class Q warrants was extended from July 31, 2003 to January 31, 2004 for no additional consideration. The Company also issued 70,333 common shares to a third party as a finders fee.

2001

Public Offering

On April 3, 2001, the Company completed an offering of 6,500,000 Special Warrants at a price of Cdn$2.00 per Special Warrant for aggregate gross proceeds of $8,429,440 (Cdn$13,000,000). Each Special Warrant was exercisable, without payment of additional consideration, into one Unit of the Company (a "Unit"). The Special Warrants were exercised by the holders on July 20, 2001. Each Unit consisted of one common share and one half of one non-transferable share purchase warrant of the Company.

December 31, 2003 (expressed in U.S. dollars)

Each whole warrant entitled the holder to acquire one common share at a price of Cdn$2.25 at any time on or before April 3, 2003. These warrants expired unexercised on April 3, 2003.

The agents were paid a commission of $590,084 (Cdn$910,000), representing 7% of the gross proceeds, and were reimbursed $64,844 (Cdn$100,000) in legal costs. The company also incurred $124,678 (Cdn$192,271) in legal and professional fees. The aggregate financing costs of $779,606 (Cdn$1,202,271) were recorded as a reduction to the gross proceeds within stockholders' equity.

In addition, the agents received a special compensation option that entitled them to purchase 650,000 Units at Cdn$2.00 per Unit at any time on or before April 3, 2003. Each Unit consists of one common share (the "compensation option") and one-half of one common share purchase warrant (the "compensation warrant"), each whole compensation warrant being exercisable to purchase one additional common share at a price of Cdn$2.25 per share at anytime on or before April 3, 2003. These compensation options and warrants expired unexercised on April 3, 2003.

Promissory Notes and Warrants

Between the months of April to July 2001, the Company issued a series of non-interest bearing promissory notes to shareholders in the aggregate principal amount of $1,404,214 (Cdn$2,150,000), which were repayable on the earlier of July 18, 2001 or the next equity financing. Fees of $48,580 (Cdn$74,750) were due on maturity. In connection with the issuance of the notes, the Company issued a series of 633,334 warrants (100,000 Class K warrants, 166,667 Class L warrants, 200,000 Class M warrants, and 166,667 Class N warrants), each entitling the holder to one share of common stock per warrant, exercisable at $1.50 per share with expiry dates ranging from April 25, 2004 to June 25, 2004. The notes including the fees were repaid in full for $1,445,885 (Cdn$2,224,750) on July 17, 2001.

The gross proceeds were allocated to the promissory notes and the Class K, L, M and N warrants based on the relative fair value of each security at the time of issuance. Accordingly, $1,177,247 was allocated to the promissory notes and $226,967 was allocated to the Class K, L, M and N warrants in aggregate. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The discount on the notes as a result of the warrants was subject to accretion over the term to maturity of the promissory notes. As at December 31, 2001, the $226,967 discount and the $48,580 fees had been recorded as interest expense.

On December 28, 2001, the Class L, M and N warrants were cancelled.

[c] Preferred stock

On December 29, 2000 the Company issued 666,667 units at $3.00 per unit for cash proceeds of $2,000,000. Each unit comprised one share of Series B non-voting convertible preferred stock and three quarter of a Class I warrant, entitling the holder to one share of common stock per warrant, exercisable at $1.75 at any time up to November 29, 2003. On December 28, 2001, the 500,000 Class I warrants were cancelled.

Each share of Series B preferred stock is convertible, at the option of the holder, into two shares of common stock and was to be automatically converted into common stock if still outstanding as of December 31, 2004.

Based on the relative fair values of the preferred stock and detachable warrants on the date of issuance, the Company allocated $1,451,000 of the proceeds to preferred stock and $549,000 of the gross proceeds to the warrants. The agreement contained a beneficial conversion feature that allowed the investors to convert the preferred stock to common stock at an effective conversion rate which was less than the closing price of the Company's common stock on December 29, 2000. The amount of the beneficial conversion feature was limited to the proceeds allocated to the preferred stock of $1,451,000 and was presented as a preferred stock dividend.

December 31, 2003 (expressed in U.S. dollars)

16. Share Capital (cont'd)

The agreement provided that under certain conditions, the Company could retract, at its option, the Series B preferred stock, at $3.00 per share together with all accrued and unpaid dividends. On March 30, 2001, the Company retracted 80,969 Series B Preferred shares at $3.00 per share for aggregate cash of $242,907. The retraction reduced the number of Series B Preferred shares outstanding from 666,667 to 585,698. Upon retraction, a portion of the retraction price was allocated to the beneficial conversion feature and decreased net loss attributable to common stockholders by $109,552.

On September 9, 2003, the 585,698 outstanding shares of Series B preferred stock were settled in exchange for the issuance of Series C promissory notes and Class T share purchase warrants as described in Note 7.

The holders of the Series B preferred stock were entitled to a $0.195 per annum non-cumulative dividend. During 2003, the Company paid cash dividends of $nil [2002 - $147,449; 2001 - $57,106].

[d] Stock options

Second Amended and Restated 1999 Stock Option Plan

On June 14, 2001, an amendment to the Amended and Restated 1999 Stock Option Plan was approved to meet the requirements for listing of the Company's securities on The Toronto Stock Exchange. The Second Amended and Restated 1999 Stock Option Plan ("Plan") authorizes an aggregate amount of 10,000,000 common shares to be issued pursuant to the exercise of stock options.

The Plan provides for the granting of options, which either qualify for treatment as incentive stock options or non-statutory stock options, and entitles directors, employees and consultants to purchase common shares of the Company. Options granted are subject to approval of the Board of Directors or the Compensation Committee.

The options generally vest over a period of two to three years from the date of grant. Any options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. The options generally have a contractual term of five years.

Activity under the Plan is as follows:

		Options Outstanding		
	Shares Available for Grant	Number of Shares	Price per Share	Weighted Average Exercise Price
Balance, December 31, 2000	2,509,469	6,983,576	0.75 - 9.50	$3.03
Options granted	(2,207,732)	2,207,732	0.35 - 2.75	$2.04
Options forfeited	2,298,872	(2,298,872)	0.75 - 9.50	$4.48
Options exercised	-	(447,500)	0.75 - 1.00	$0.89
Common shares issued to Innovatia, Inc	(500,000)	-	-	-
Balance, December 31, 2001	2,100,609	6,444,936	0.35 - 7.25	$2.16
Options granted	(2,200,000)	2,200,000	0.10 - 0.18	$0.13
Options forfeited	2,377,660	(2,377,660)	0.18 - 6.88	$1.85
Balance, December 31, 2002	2,278,269	6,267,276	0.10 - 7.25	$1.57
Options granted	(1,137,372)	1,137,372	0.18 - 0.54	$0.28
Options forfeited	2,746,399	(2,746,399)	0.20 - 6.88	$1.80
Balance, December 31, 2003	3,887,296	4,658,249	0.12 - 7.25	$1.13

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2003 are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number Exercisable at December 31, 2003	Weighted Average Exercise Price
$0.10 - 0.50	2,827,084	$0.19	3.83	1,630,931	$0.17
$0.51 - 1.00	597,500	$0.88	2.23	489,167	$0.89
$1.01 - 2.00	397,000	$1.59	2.13	380,539	$1.59
$2.01 - 3.00	371,666	$2.33	1.43	370,462	$2.33
$3.01 - 7.25	464,999	$5.76	1.47	464,999	$5.76
	4,658,249	$1.13	3.05	3,336,098	$1.46

As at December 31, 2003, 3,638,250 [2002 - 3,119,933 and 2001 - 1,496,006] options outstanding have an exercise price denominated in Canadian dollars with a weighted average exercise price of Cdn$0.59.

The Company incurred non-cash stock based compensation expense reported in the statement of operations as follows:

	2003 $	2002 $	2001 $
Sales and marketing	-	-	-
Research and development	-	21,766	257,934
General and administrative	**60,062**	-	170,883
	60,062	21,766	428,817

Of the $60,062 total stock based compensation expense in 2003, $671 relates to options granted to consultants at fair value [2002 - $nil; 2001 - $125,250], $nil [2002 - $21,766; 2001 - $303,567] is a result of options granted to employees in 2001 and 2000 with an exercise price less than the market price of the common stock on the date of grant and $59,391 [2002 - $nil, 2001 - $nil] is a result of an effective repricing on options granted to a director in 2002.

As at December 31, 2003, the Company has $nil in deferred compensation to be expensed in future periods based on the vesting terms of the underlying fixed plan options.

December 31, 2003 (expressed in U.S. dollars)

16. Share Capital (cont'd)

Pro forma disclosure of stock based compensation

Pro forma information regarding results of operations and earnings (loss) per share is required by SFAS 123, as amended by SFAS 148, for stock-based awards to employees as if the Company had accounted for such awards using the fair value method.

The fair value of the Company's stock-based awards granted to employees in 2003, 2002 and 2001 was estimated using the Black-Scholes option pricing model. The option pricing assumptions include a dividend yield of 0%, a weighted average expected life of 2.5 years [2002 - 2.5 years; 2001 - 2.5 years], a risk free interest rate of 3.57% [2002 - 3.26%; 2001 - 3.20%] and an expected volatility of 171% [2002 - 159%; 2001 - 114%]. The weighted average fair value of options granted during 2003 was $0.23 [2002 - $0.10; 2001 - $0.78]. For pro forma purposes, the estimated value of the Company's stock-based awards to employees is amortized over the vesting period of the underlying options. The effect on the Company's net loss and loss per share of applying SFAS 123 to the Company's stock-based awards to employees would approximate the following:

	2003 $	2002 $	2001 $
Net loss attributable to common shareholders [Note 15]	**(2,391,178)**	(4,056,158)	(10,240,111)
Compensation expense included in reported net loss	**59,391**	21,766	303,567
Compensation expense determined under the fair value method	**(569,395)**	(1,630,268)	(2,587,914)
Pro forma net loss	**(2,901,182)**	(5,664,660)	(12,524,458)
Basic and diluted loss per share			
	(0.06)	(0.11)	(0.34)
Pro forma	**(0.08)**	(0.16)	(0.42)

December 31, 2003 (expressed in U.S. dollars)

[e] Warrants

The Company has the following common stock warrants outstanding:

	Outstanding at January 1 #	Issued #	Exercised #	Forfeited or Cancelled #	Outstanding at December 31 #	Exercise Price $US	Expiry Date
2003							
Special warrants	3,250,000	-	-	3,250,000	-	Cdn.2.25	Forfeited
Compensation options	650,000	-	-	650,000	-	Cdn.2.00	Forfeited
Compensation warrants	325,000	-	-	325,000	-	Cdn.2.25	Forfeited
Class F warrants	1,250,000	-	-	1,250,000	-	2.25	Forfeited
Class K warrants	100,000	-	-	-	100,000	1.50	Apr. 25/04
Class O warrants	500,000	-	-	-	500,000	0.25	Jul. 26/05
Class P warrants	700,000	-	-	-	700,000	0.30	Jan. 31/04
Class Q warrants	377,667	-	-	-	377,667	Cdn.0.45	Jan. 31/04
Class R warrants	-	574,999	-	-	574,999	Cdn.0.425	Sep. 8/08
Class S warrants	-	1,176,470	-	-	1,176,470	Cdn.0.425	Sep. 8/08
Class T warrants	-	3,215,016	-	-	3,215,016	Cdn.0.425	Sep. 8/08
	7,152,667	4,966,485	-	5,475,000	6,644,152		
2002							
Special warrants	3,250,000	-	-	-	3,250,000	Cdn.2.25	Apr. 3/03
Compensation options	650,000	-	-	-	650,000	Cdn.2.00	Apr. 3/03
Compensation warrants	325,000	-	-	-	325,000	Cdn.2.25	Apr. 3/03
Class F warrants	1,250,000	-	-	-	1,250,000	2.25	Nov. 30/03
Class K warrants	100,000	-	-	-	100,000	1.50	Apr. 25/04
Class O warrants	-	500,000	-	-	500,000	0.25	Jul. 26/05
Class P warrants	-	700,000	-	-	700,000	0.30	Jul. 31/03
Class Q warrants	-	377,667	-	-	377,667	Cdn.0.45	Jul. 31/03
	5,575,000	1,577,667	-	-	7,152,667		
2001							
Special warrants	-	3,250,000	-	-	3,250,000	Cdn.2.25	Apr. 3/03
Compensation options	-	650,000	-	-	650,000	Cdn.2.00	Apr. 3/03
Compensation warrants	-	325,000	-	-	325,000	Cdn.2.25	Apr. 3/03
Class F and G warrants	3,750,000	-	-	2,500,000	1,250,000	2.25	Nov. 30/03
Class I warrants	500,000	-	-	500,000	-	-	Cancelled
Class K warrants	-	100,000	-	-	100,000	1.50	Apr. 25/04
Class L warrants	-	166,667	-	166,667	-	-	Cancelled
Class M warrants	-	200,000	-	200,000	-	-	Cancelled
Class N warrants	-	166,667	-	166,667	-	-	Cancelled
	4,250,000	4,858,334	-	3,533,334	5,575,000		

December 31, 2003 (expressed in U.S. dollars)

16. Share Capital (cont'd)

On December 28, 2001, 3,533,334 warrants were cancelled by the warrant holders for no additional consideration.

On July 28, 2003, the date of expiry for the Class P warrants and Class Q warrants was extended from July 31, 2003 to January 31, 2004 for no additional consideration.

The Class R, S and T share purchase warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than three times the applicable exercise price for a period of 30 consecutive days. If the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders.

17. Income Taxes

The Company is subject to United States federal and state income taxes at an approximate rate of 35%. The reconciliation of the provision (recovery) for income taxes at the United States federal statutory rate compared to the Company's income tax expense is as follows:

	2003 $	2002 $	2001 $
Tax expense (recovery) at U.S. statutory rates	**(1,558,000)**	(1,361,000)	(3,602,000)
Lower (higher) effective income taxes of Canadian subsidiary	**(104,000)**	(149,000)	-
Change in valuation allowance	**1,625,000**	1,380,000	2,108,000
Change in opening valuation allowance for the reduction in future enacted tax rates	**-**	116,000	931,000
Non-deductible expenses	**37,000**	14,000	563,000
Income tax expense (recovery)	**-**	-	-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which it is more likely than not that realization will not occur.

Significant components of the Company's deferred tax assets as of December 31 are as follows:

	2003 $	2002 $
Net operating loss carryforwards	**8,658,000**	7,031,000
Property and equipment	**1,377,000**	759,000
Total deferred tax assets	**10,035,000**	7,790,000
Valuation allowance	**(10,035,000)**	(7,790,000)
Net deferred tax assets	**-**	-

December 31, 2003 **(expressed in U.S. dollars)**

The net operating loss carryforwards expire as follows:

	$
Canada	
2004	95,000
2005	1,039,000
2006	2,549,000
2007	3,298,000
2008	7,057,000
2009	2,139,000
2010	2,846,000
	19,023,000
U.S.	
2019	197,000
2020	2,701,000
2021	713,000
2022	1,776,000
	5,387,000
	24,410,000

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

18. Related Party Transactions

In addition to the transactions described in Notes 3, 7, 8, 9, 10, 11, 12, 13 and 14, the Company had the following related party transactions in the normal course of operations which were recorded at amounts established and agreed between the related parties:

[a] During the year ended December 31, 2003, the Company purchased from Pacific Western Mortgage Corporation, a company controlled by a shareholder and a director of the Company, consulting services totaling $2,314 [2002 - $16,512; 2001 - $11,867]. At December 31, 2003, $2,314 is included in accrued liabilities [2002 - $12,677; 2001 - $nil].

[b] During the year ended December 31, 2003, Karina Ventures Inc., a company controlled by a shareholder and a former director of the Company, was paid $nil [2002 - $879; 2001 - $24,508] for consulting services.

[c] During the year ended December 31, 2003, the Company sold to Innovatia, Inc., a shareholder of the Company and a wholly-owned subsidiary of Aliant, Inc., and to NB Tel, also a wholly-owned subsidiary of Aliant, Inc., products and services totaling $nil [2002 - $586,265; 2001 - $202,011]. At December 31, 2003, $nil [2002 - $nil; 2001 - $219,489] is included in accounts receivable.

[d] During the year ended December 31, 2003, the Company purchased from Innovatia, Inc., a shareholder of the Company and a wholly-owned subsidiary of Aliant, Inc., development and royalty services totaling $nil [Note 14] [2002 - $44,585; 2001 - $1,707,989].

[e] During the year ended December 31, 2003, the Company issued $35,480 (Cdn$46,000) of Series D promissory note and 46,000 Class R share purchase warrants to a shareholder and director of the Company

December 31, 2003 (expressed in U.S. dollars)

19. Commitments and Contingencies

[a] The Company leases its premises under operating leases which expire in 2008. The minimum lease payments are as follows:

	$
2004	54,838
2005	41,611
2006	39,828
2007	42,952
2008	46,336
	$225,565

The rental expense charged to the consolidated statements of operations in 2003 amounted to $118,000 [2002 - $182,000; 2001 - $247,000].

[b] On December 31, 2001, a former employee filed a Writ of Summons and Statement of Claim with the Supreme Court of British Columbia claiming breach of an implied employment contract and Stock Option Agreement by the Company. The relief sought is damages under several causes of action for an aggregate of approximately $1,825,892. The Company believes that there is no substantive merit to the claim and management intends to vigorously defend the action. The Company has made no provision in the financial statements on the belief that the probability of a loss is remote. Any amount the Company may be obligated to pay, if any, in connection with this claim will be recorded in the period the claim is resolved.

20. Supplemental Cash Flow Information

Net changes in operating assets and liabilities are as follows:

	2003 $	2002 $	2001 $
Accounts receivable	-	221,753	(169,586)
Other receivables	**5,508**	251,314	(220,644)
Note receivable	**58,393**	17,860	(270,000)
Deferred contract costs	**(4,075)**	(77,556)	-
Prepaid expenses	**4,691**	32,960	(39,791)
Accounts payable	**2,629**	(171,244)	155,006
Accrued liabilities	**23,988**	88,186	(242,016)
Employee payables	**19,719**	(137,105)	30,115
Note payable	-	(205,000)	205,000
Accrued interest on promissory notes payable	**145,753**	81,279	226,967
Deferred revenue	**4,429**	142,933	(43,502)
	261,035	245,380	(368,451)

December 31, 2003 **(expressed in U.S. dollars)**

Non-cash investing and financing activities are as follows:

	2003 $	2002 $	2001 $
Series C promissory notes issued on settlement of Series A and B promissory notes	**1,814,949**	-	-
Common stock and warrants issued on settlement of Series A and B promissory notes	**272,242**	-	-
Series C promissory notes issued on settlement of Series B convertible preferred stock	**1,757,093**	-	-
Common stock issued on settlement of amount due to Innovatia Inc.	-	-	132,059

Cash amounts paid for interest and income taxes are as follows:

	2003 $	2002 $	2001 $
Cash paid for interest	**164,586**	16,800	54,000
Cash paid for income taxes	**563**	3,800	1,500

21. Subsequent Events

[a] On January 7, 2004, a holder of exchangeable shares exchanged 100,000 exchangeable shares into 100,000 common shares of the Company for no additional consideration.

[b] On March 4, 2004, the Company issued 900,000 units, at Cdn$1.15 per unit for net proceeds of $764,769 (Cdn$1,021,502). Each unit comprises one share of common stock and one half of one non-transferable Class U warrant. Each whole warrant entitles the holder to one common share, exercisable at Cdn$1.36 at any time up to March 4, 2007. The Class U share purchase warrants have a call feature by which the Company can demand exercise of the share purchase warrants if the common stock trades at a price equal to or greater than Cdn$3.00 for a period of 30 consecutive days. If the share purchase warrants have not been exercised then such share purchase warrants will terminate on the date that is 120 days from the date such demand is given to the holders. The Company also issued 33,750 common shares and 16,875 share purchase warrants to a third party as a finders fee.

[c] During January and February 2004, the Company issued 1,344,333 shares of common stock from the exercise of certain warrants for gross proceeds of $405,039 (Cdn$537,251).

[d] During January 2004, the Company issued 55,438 shares of common stock from the exercise of stock options for gross proceeds of $11,672 (Cdn$15,590).

December 31, 2003 (expressed in U.S. dollars)

Selected Quarterly Financial Data

Fiscal 2003	1st Quarter Fiscal 2003	2nd Quarter Fiscal 2003	3rd Quarter Fiscal 2003	4th Quarter Fiscal 2003	Fiscal 2003
Sales	$29,742	$24,887	$3,338	-	$57,967
Gross Profit	$29,742	$24,887	$3,338	-	$57,967
Net Loss	$(827,123)	$(839,142)	$(1,146,279)	$(899,072)	$(3,711,616)
Basic and diluted Loss per share	$(0.02)	$(0.02)	$0.00	$(0.02)	$(0.06)

Fiscal 2002	1st Quarter Fiscal 2002	2nd Quarter Fiscal 2002	3rd Quarter Fiscal 2002	4th Quarter Fiscal 2002	Fiscal 2002
Sales	$169,489	$23,842	$477,007	$29,599	$699,937
Gross Profit	$155,178	$23,712	$428,630	$29,599	$637,119
Net Loss	$(1,042,994)	$(1,204,783)	$(592,938)	$(1,067,994)	$(3,908,709)
Basic and diluted Loss per shares	$(0.03)	$(0.04)	$(0.02)	$(0.02)	$(0.11)

Selected Financial Data

The selected consolidated financial data presented below for the five fiscal years ended December 31, 2003 is derived from our audited consolidated financial statements. The following selected financial data should be read in conjunction with the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included at Item 7 of our annual report on Form 10-K files with the Securities and Exchange Commission. The statement of operations data and the balance sheet data are derived from our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States. All amounts in the table are in thousands, except per share amounts.

Statement of Operations(1)(2)
Fiscal Year Ended December 31
(in thousands)

	2003	2002	2001	2000	1999
Sales	$58	$700	$358	$275	$56
Expenses:					
Cost of sales	-	$63	$50	$86	$52
Sales and marketing	$666	$1,103	$2,238	$3,589	$1,191
Research and development	$725	$1,059	$4,618	$2,709	$2,250
General and administrative and other	$2,378	$2,384	$3,745	$3,542	$3,412
Total expenses	$3,769	$4,609	$10,651	$9,926	$6,905
Net loss	($3,711)	($3,909)	($10,293)	($9,651)	($6,849)
Deemed dividend on Series B Preferred Stock	--	--	--	($1,451)	--
Dividends paid on preferred stock	--	$147	$57		
Reduction of beneficial conversion feature on retraction of 80,969 Series B preferred stock	--	--	($110)	--	--
Retained earnings adjustment on the exchange of the Series B preferred stock	$1,320	--	--	--	--
Net income (loss) attributable to common stockholders	($2,391)	($4,056)	($10,240)	($11,102)	($6,849)
Basic and diluted net loss per common share	($0.06)	($0.11)	($0.34)	($0.46)	($0.41)
Weighted average number of common stock and common stock equivalents outstanding used in basic and diluted per share calculation	37,612	35,406	30,068	24,031	16,904

(1) See Item 7 of our annual report on Form10-K - Management's Discussion and Analysis of Financial Condition and Results of Operation.

(2) Comparability of Results - The consolidated selected financial data set forth above is derived from the continuing financial statements of Voice Mobility Inc., a company incorporated under the laws of the Canada Business Corporation Act in 1993. Through a series of transactions in June 1999, Voice Mobility Inc. was recapitalized and acquired the net assets of Voice Mobility International, Inc. (formerly Equity Capital Group, Inc.), an inactive United States company whose common shares were quoted on the OTC Bulletin Board. The consolidated financial statements are a continuation of the financial statements of the accounting acquirer, Voice Mobility Inc.

Selected Financial Data (cont'd)

Balance Sheet[1][2]
Fiscal Year Ended December 31
(in thousands)

	2003	2002	2001	2000	1999
Cash and Cash Equivalents	$86	$98	$1,732	$603	$121
Working Capital (deficiency)	($1,325)	($1,206)	$1,506	$1,634	($1,126)
Total assets	$602	$1,314	$4,373	$4,665	$852
Current liabilities	$1,760	$1,784	$1,086	$1,103	$1,453
Long Term Liabilities	$5,554	$1,328	$1,576	--	--
Total Liabilities	$7,314	$3,112	$2,662	$1,103	$1,453
Total stockholders' equity (deficiency)	($6,711)	($1,798)	$1,711	$3,562	($602)

(1) See Item 7 of our annual report on Form10-K - Management's Discussion and Analysis of Financial Condition and Results of Operation.

(2) Comparability of Results - The consolidated selected financial data set forth above is derived from the continuing financial statements of Voice Mobility Inc., a company incorporated under the laws of the Canada Business Corporation Act in 1993. Through a series of transactions in June 1999, Voice Mobility Inc. was recapitalized and acquired the net assets of Voice Mobility International, Inc. (formerly Equity Capital Group, Inc.), an inactive United States company whose common shares were quoted on the OTC Bulletin Board. The consolidated financial statements are a continuation of the financial statements of the accounting acquirer, Voice Mobility Inc.

December 31, 2003 (expressed in U.S. dollars)

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock was listed and commenced trading on the OTC Bulletin Board on June 30, 1999 under the symbol "VMII" and on the Toronto Stock Exchange on July 16, 2001 under the symbol "VMY". Since June 30, 1999, trading in our common stock has been limited and sporadic. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on the OTC Bulletin Board and the Toronto Stock Exchange:

OTC Bulletin Board (1)			**Toronto Stock Exchange** (2)		
Quarter Ended	**High**	**Low**	**Quarter Ended**	**High (CDN$)**	**Low (CDN$)**
December 31, 2003	$0.90	$0.23	December 31, 2003	$1.20	$0.33
September 30, 2003	$0.31	$0.16	September 30, 2003	$0.40	$0.21
June 30, 2003	$0.27	$0.14	June 30, 2003	$0.39	$0.20
March 31, 2003	$0.29	$0.20	March 31, 2003	$0.45	$0.29
December 31, 2002	$0.33	$0.12	December 31, 2002	$0.51	$0.17
September 30, 2002	$0.27	$0.07	September 30, 2002	$0.33	$0.10
June 30, 2002	$0.30	$0.14	June 30, 2002	$0.42	$0.20
March 31, 2002	$0.35	$0.13	March 31, 2002	$0.50	$0.25

(1) These prices were taken from Bloomberg L.P. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not necessarily represent actual transactions.
(2) These prices were taken from Bloomberg L.P.

Our common shares are issued in registered form. Computershare Trust Company of Canada, 401 - 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 (telephone: (604) 661-0271; facsimile (604) 685-3694) is the registrar and transfer agent for our common shares.

On March 1, 2004, the shareholders' list for our common stock showed 127 registered stockholders and 37,065,391 shares issued and outstanding. The closing sale price for our common stock on March 1, 2004, as reported on the OTC Bulletin Board, was $0.90. On March 1, 2004, there were 3,350,000 exchangeable shares of Voice Mobility Canada Limited issued and outstanding. These exchangeable shares are exchangeable, at no additional consideration, into shares of our common stock at any time.

Dividend policy

During the year ended December 31, 2003, we did not pay any cash dividends to any holders of our equity securities.

We have not paid any cash dividends on our common stock and have no present intention of paying any dividends on the shares of our common stock. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.

Board of Directors

Donald Calder

Mr. Calder brings more than thirty years of experience in the telco industry, most recently as President of BCTelecom, to his role as Chairman of the Board. He also sits on the Finance, Compensation, Audit and Corporate Governance Committees.



Randy Buchamer

Mr. Buchamer, Voice Mobility's CEO, has extensive experience in strategic planning, sales and operations and leadership in dynamic organizations. He has occupied various Board positions since August 1999 and now serves as a director.



Gary R. Donahee

Mr. Donahee had an accomplished career with Bell-Northern Research Company and Nortel Networks, where he held several senior positions worldwide. He has been a Voice Mobility director since October 2003 and currently sits on the Compensation Committee.



Jay Hutton

Voice Mobility's President, Mr. Hutton, has drawn on his fifteen-plus years of senior sales management experience in telecommunications to meet the challenges associated with various leadership roles throughout his six years with the company.





William Krebs
Mr. Krebs is a Chartered Accountant with more than thirty-five years in public and private practice. He was our first Chairman of the Board in 1995 and has remained involved ever since. As a director, Mr. Krebs sits on the Finance, Compensation and Audit Committees.



Bob Neal
Before his retirement, Mr. Neal contributed his talents, energy and leadership to Aliant, NBTel and Bruncor for twenty-four years. After a short hiatus, he re-joined our Board in October 2003 and currently sits on the Compensation, Audit and Corporate Governance Committees.



Morgan Sturdy
Mr. Sturdy brings over twenty years experience in guiding successful manufacturing and technology companies. He serves on the board of directors for seven technology companies in BC, four of which are publicly traded. He has been a Voice Mobility director since April 2000 and currently sits on the Finance and Corporate Governance Committees.

Executive Management Team



Randy Buchamer
Chief Executive Officer
Mr. Buchamer's expertise in building sales and managing large organizations was earned throughout his time in senior positions at well-known Canadian companies including the Jim Pattison Group and Mohawk Oil. With Randy's guidance, Voice Mobility has grown beyond R&D into a market-focused company that stands poised to capitalize on its strengths.



Harry Chan
Controller
Mr. Chan brings over eleven years experience in accounting and finance.



Rob Collins
Director, Marketing
Mr. Collins' broad knowledge of product marketing and tier 1 telecommunication experience, honed over sixteen years in the telco sector, have been instrumental in determining Voice Mobility's strategic position within the tier 1 carrier market.



Jay Hutton
President
Mr. Hutton has more than fifteen years of senior sales management experience in telecommunications and a track record for aggressively pursuing business growth opportunities.



Mark Pacelli
Executive Vice President, Sales
Mr. Pacelli is a proven sales executive with industry knowledge and long standing relationships in the telecommunications space.

Shareholder Information

Head Office

Voice Mobility International Inc.
Suite 100, 4190 Lougheed Hwy.
Burnaby, BC V5C 6A8

telephone/fax: 604.482.0000
www.voicemobility.com

Investor Relations

investors@voicemobility.com
telephone/fax: 888.370.8751

Stock Listing Exchange

Toronto Stock Exchange
Trading Symbol: VMY

NASD OTC Bulletin Board
Trading Symbol: VMII

Frankfurt Stock Exchange
Trading Symbol: VMY

Common Shares and Common Share Equivalents Outstanding: 37,065,391

Auditors

Ernst & Young LLP
telephone: 604.891.8200
fax: 604.643.5422

Registrar and Transfer Agent

(For change of address or registration)

Computershare Investor Services Inc.
telephone: 888.661.5566
caregistryinfo@computershare.com
www.computershare.com

Legal Counsel

United States
Clark, Wilson
telephone: 604.687.5700
fax: 604.687.6314

Canada
Catalyst Corporate Finance Lawyers
telephone: 604.688.6900
fax: 604.684.5644

Annual General Meeting

The annual general meeting of shareholders for Voice Mobility International Inc. will be held:

June 10, 2004 at 10:00 am PST

Standard Life Xchange Conference Centre
2nd floor 888 Dunsmuir St.
Vancouver, BC, Canada

Voice Mobility®

Voice Mobility International Inc.
Suite 100, 4190 Lougheed Highway
Burnaby, British Columbia
V5C 6A8

www.voicemobility.com
604.482.0000
866.799.5577